SERVICE!

st.george

5 May 2004

RECEIVED

2004 MAY 20 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

04030269

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1278.

Yours sincerely

Michael Bowan
Secretary

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

dlw 5/20

INTERIM RESULTS

4 May 2004

st.george

Agenda

Result highlights: Gail Kelly

Financial overview: Steve McKerihan

Strategy overview: Gail Kelly

st.george

RESULT HIGHLIGHTS

Gail Kelly Managing Director

st.george

We have delivered a quality result

- Strong revenue growth
- Effective cost management
- Robust interest margin
- Superior credit quality maintained
- Effective implementation of strategy
- Earnings target upgrade

st.george

Profit result

	Mar 2004	Mar 2003	% Change
Profit available to ordinary shareholders	$354m	$298m	18.8
Earnings per share*	160.0¢	140.6¢	13.8
Return on equity*	21.6%	20.4%	
Expense to income*	48.1%	49.2%	
Dividend	60¢	45¢	33.3

*Calculated before goodwill amortisation. EPS and ROE are annualised

Sustained financial performance



$m
NPAT^
354
360
300
240
180
120
¢
EPS*
160
180
150
120
90
%
ROE*
21.6
22
20
18
16
14
%
Expense/Income ratio*
48.1
64
56
48
40
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

^After preference dividends and before significant items
*Calculated before significant items and goodwill amortisation

Building income

Net-interest income


11.7%
$m
794
800
700
600
500
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Non-interest income


6.0%
$m
475
475
400
325
250
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Total income growth 9.5%

Percentages Mar-03 to Mar-04

Supported by growing business volumes

Total lending*


19.4%
$bn
64.4
65
55
45
35
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Total retail deposits


9.5%
$bn
34.9
35
25
15
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

*On and off balance sheet

Percentages Mar-03 to Mar-04

Margin management remains a strength

Interest margin


%
3.0
2.8
2.6
2.4
2.2
2.0
2.74
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Excellent credit quality

Non-accruals/Total receivables


Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.44
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Asset quality across Group continues to be excellent
- Bad debts/average total receivables stable at 0.20%*

*Annualised

11

Robust managed funds growth

Total managed funds


28%
$bn
22.6
24
18
12
6
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- **SEALCORP funds under administration up 30%**
- **Advance funds under management up 23%**

Percentages Mar-03 to Mar-04

12

FINANCIAL OVERVIEW

Steve McKerihan
Chief Financial Officer

Clean operational result


$m
400
375
350
325
300
275
250
308
Net interest income
54
13
Non-interest income
Preference dividends
2
2
BDD
Income tax
14
8
Operating expenses
Equity interests & associates
3
354
Sep-03
Mar-04

Above system business volumes growth

	Mar 2004 $bn	Mar 2003 $bn	Change %	Market growth %
Total lending**	64.4	53.9	19.4	15.2^
Retail deposits	34.9	31.8	9.5	8.0^
Managed funds	22.6	17.7	27.9	9.6*

^ Source: RBA Bulletin
* Source: ASSIRT- Total retail managed funds
** Includes securitised loan balances and bill acceptances

Non-interest income

	Mar-04 $m	Sep-03 $m	Mar-03 $m
Product fees & commissions			
— Lending	34	34	34
— Electronic banking	91	93	89
— Deposits & other accounts	103	107	109
Managed funds	94	86	86
Financial markets	34	35	18
Securitisation	42	44	38
Bill acceptance fees	31	26	22
Sale of property	19	10	15
Other	27	27	37
TOTAL	475	462	448

st.george

Lending fees and electronic banking

Lending fees

- Total broker fees up due to increased mortgage volumes
- Broker commission rates unchanged

Electronic banking fees

- Underlying growth 7.6%
- Impact of interchange fees for 5 months to Mar-04: $9m
- Impact spread evenly between credit and VISA debit cards

st.george

Percentage Sep-03 to Mar-04

Deposits and other accounts

- Mortgage insurance income
  - — Down $4m on Sep-03 half
  - — Down $9m on Mar-03 half
- Change in mortgage insurance income due to
  - — Recognition of $6m of deferred income in Mar-03 half
  - — Reduced number of loans requiring mortgage insurance
- Underlying deposit fee income stable
- Retail deposit products strong contributor to interest margin
- Fee review underway

Actively managing retail deposit margins


directsaver
$bn
6
4
2
0
5.2
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Tactical management of directsaver pricing has increased margin in the half
- Other products continue to grow
  - — Transaction up 8.3%
  - — Fixed term up 8.3%
- Margins widened across all retail deposit accounts

Percentages Mar-03 to Mar-04

Reinvestment driving sustainable growth


$m
675
650
625
600
654
EBB cost savings
10
8
Underlying expense growth
10
Incremental investment
662
Operating expenses Sep-03
Operating expenses Mar-04

EBB cost savings on track to deliver targeted $80m in FY04

Deferred expenditure decline continues


Bal. $m
250
220
190
160
130
100
242
185
171
149
128
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

	$m
Sep-03 balance	149
New spend	14
Amortisation	(35)
Mar-04 balance	128

Further decline expected in 2H 2004

Segmental profits: All divisions contributing

	Mar-04 $m	Change* %	Cost to income ratio Mar-04 %	Cost to income ratio Mar-03 %
Personal Customers	295	11	50.9	52.2
Institutional & Business Banking	184	12	33.7	32.4
BankSA	83	22	46.0	50.0
Wealth Management	46	15	67.4	68.9
Total	608	13	48.1	49.2

*Percentage Mar-03 to Mar-04

BankSA: Standout performance

Receivables balances


16.7%
$bn
9
8
7
6
5
8.2
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Leading market positioning
- Home loan proprietary channel growth up 16%
- Middle market loans up 26%
- Cost to income ratio 46%
- Driving a sales and service culture
- Rural banking expansion

Percentages Mar-03 to Mar-04

Risk management and compliance

- Well established and integrated framework to manage risk
- Risk framework being further enhanced through Basel II preparations
- Targeting advanced approach for credit by 2007 and advanced approach for operational risk by 2009*
- IFRS project on track
- All compliance project costs are expensed

st.george

* Subject to APRA accreditation

Active capital management

- Tier one capital 7.1%
- Underlying capital generation matching growth
- $170m of capitalised expenses to be deducted from tier one on 1 July-04 due to new APRA regulations
- $250-300m tier one instrument capital raising planned for 2nd half 2004
- Step change in dividend payout

st.george

Step change in dividend payout


¢
65
55
45
35
25
31
34
38
42
45
50
60
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Sustainable increase in dividend payout
- Final dividend expected to be at least 60¢
- Dividends fully franked
- Dividend reinvestment plan continues

Full year profit outlook

- Strong underlying momentum
- Housing market moderating
- Yield curve steepening
- No property sales expected in 2H 2004
- Continued impact on interchange fees
- Continued investment in future growth

Full year EPS target revised upwards

FILE NO. 82-3809

STRATEGY OVERVIEW

Gail Kelly Managing Director

st.george

Business priorities update

Differentiating on service

Management targets

st.george

Strategic framework: Remains in place

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure

2004: Delivering on our priorities

- Home loans – Improved business outcomes
- Middle market – Continued high quality growth
- Wealth management – Delivering superior performance
- Productivity management – Disciplines embedded
- Team – Stable, high quality and aligned
- Integrated sales and service – 2nd stage of program launched
- Victoria – Targeted growth strategy underway

Home loans: Meeting the challenges

Residential receivables


19.4%*
$bn
50
40
30
Sep-02
Mar-03
Sep-03
Mar-04

- Growth of 14.7% in 1H 2004^
- Flow restricted in December quarter to address service levels
- Strong February and March performance
- Expect to exceed system growth for 2H 2004

^Sep-03 to Mar-04 annualised
*Percentages Mar-03 to Mar-04 include securitised loans

Stable proportion of broker sourced loans

Loan origination*


31%
12 months to Sep-02
39%
12 months to Sep-03
39%
6 months to Mar-04

Broker originated loans

- Significant improvements in loan processing capability implemented 1H 2004
- Targeted approach
  — Larger average loan sizes
  — Vic, Qld and WA

*Settlements

Improving retention


Run-off rate*
%
24
22
20
18
16
23.9
21.9
19.6
2002
2003
1H 2004

- Focus on relationship management
- Enhanced service delivery
- Continued development of predictive modelling to determine 'at risk' customers
- Product mix and features retention oriented

*Run-off rate includes contractual repayments, payouts, pre-payments and refinancings

Product mix actively managed

Proportion of loans by product category

	Receivables	Settlements		
	Mar 2004 (%)	1H 2004 (%)	2003 (%)	2002 (%)
Introductory	4.7	10.0	20.4	39.9
Portfolio	32.3	35.8	34.0	30.2
Standard variable and Basic	45.2	35.0	31.0	21.2
Fixed	14.1	10.0	9.6	8.6
Low Doc	1.8	5.4	2.2	0.0
No deposit	1.4	2.8	2.1	0.0
Seniors Access	0.5	1.0	0.6	0.0

Housing credit quality outstanding

- LVR of mortgage book is 33%
- LVR of mortgages written YTD is 66%
- LVR of investment loan book is 31%
- Loans with LVR greater than 80% are mortgage insured
- Loan loss rate in mortgage book averages 2bp over last 10 years
- Loan loss ratio of investment loan book averaged less than 1bp over last 5 years
- Minimal inner-city apartment exposure

st.george

Middle market: Continuing to deliver

- Superior relationship management model
- Highly skilled and engaged team
- 69% of new business sourced from existing customers
- 87% of new business sourced from 6 target industries
- Growth and margins maintained despite increased competition
- 18 net non-accrual loans* totalling $22m, largest is $8m next largest is $2m

st.george

*Non-accrual loans above $100k

Sustainable, high quality growth

Total middle market receivables


26.9%*
$bn
12.0
10.0
8.0
6.0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

Impaired assets/ total middle market receivables


%
0.8
0.6
0.4
0.2
0.0
0.19%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

*Percentages Mar-03 to Mar-04
Middle market segment criteria unchanged

Growing customer relationships

Products per customer


%
7.0
5.5
4.0
2.5
2.9
5.8
3.2
6.4
3.4
6.5
3.5
6.7
Sep-02
Mar-03
Sep-03
Mar-04
Total IBB
KARM Customers*

Market share^


%
6.0
5.5
5.0
4.5
4.0
4.2
4.5
4.9
5.2
5.5
5.8
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03
Jan-04

*KARM – Key Account Relationship Management
^East and Partners Ltd – Australian Commercial Transaction Banking Markets

A simple formula well executed

Satisfaction with relationship manager* | Willingness to recommend* | Expected churn^



%
100
75
50
25
0
68
83
Average of Majors
St.George
%
100
75
50
25
0
67
87
Average of Majors
St.George
%
20
15
10
5
0
18.7
2.4
Average of Majors
St.George

*Source: Jones Donald Customer Satisfaction Survey
^East & Partners Australian Mid-Corporate Transaction Banking Markets

Wealth Management

- A clean and focused value creating portfolio
- Solid earnings and strong operating achievements
- Broadening distribution organically
- Well positioned in the value chain to grow
- Ongoing investment in product and service propositions
- Strong risk management and compliance culture

SEALCORP: A growth business

Funds under administration


30%
$bn
16.6
17
15
13
11
9
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Geoff Lloyd appointed CEO
- DIY fund administration launched in Feb-04
- Asgard 'Elements' Mastertrust launched in Mar-04
- Wrap funds under administration $1.7bn
- Mastertrust experiencing steady growth and stable margins

Percentage Mar-03 to Mar-04

A portfolio of growth businesses

Advance FUM


23%
$bn
4
3
2
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Gross flows increased 16.1%
- New products launched

Margin lending receivables


32%
$bn
1.2
1.0
0.8
0.6
0.4
0.2
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Growing market share
- Rated 5 stars by Cannex

Insurance revenue


16%
$m
10
9
8
7
6
5
4
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04

- Life premiums up 24.3%
- General insurance commissions up 18.6%

Percentages Mar-03 to Mar-04

FILE NO. 82-3809

GOLD: Driving uplift in sales

43

Number of customers


(k)
150
100
50
0
64
80
106
138
Sep-02
Mar-03
Sep-03
Mar-04

- Customer retention 98%
- Satisfaction high and increasing
- Gold model now focused on acquisition and retention
- Residential loans written by GOLD relationship bankers increased by 95% Mar-03 to Mar-04
- Wealth cross-sell remains challenging

Private bank: Quiet achiever

44

- Real alternative to the majors
- Niche positioning
  - Customer numbers have grown by 57% since Oct-02
  - High levels of customer satisfaction and retention
- Products per relationship
  - Tier one: 8
  - Tier two: 4
- Wealth and funds under advice growing strongly
  - Wealth sales up 68%
  - Funds under advice up 64%

Percentages Mar-03 to Mar-04 unless stated otherwise

Victoria, Queensland and Western Australia

Business volumes growth

State	Residential %	Middle Market %	Total Asset Growth %	Liabilities %
Queensland	32	33	32	15
Victoria	26	21	25	18
Western Australia	27	23	26	34

- Targeted segment approach
- Measured infrastructure build underway
- 56 additional people since Sep-03
- Victoria
  - 4 new sites YTD
  - 4 new sites planned
  - 20 new ATMs planned

Sustainable and profitable growth

Percentages Mar-03 to Mar-04

Continuous Productivity Management

Group

- Rigorous financial analysis
- Cross-divisional investment review
- Disciplined planning process and forecasting regime

Front office

- Process simplification increasing capacity by equivalent of 150 staff
- Call centre redesign delivering increased productivity and service

Back office

- Mortgage services project delivering service and cost benefits

Infrastructure and corporate service

- Eliminating duplicative systems
- Achieving procurement and property efficiencies
- Driving internal charging disciplines

Integrated Sales and Service


Recruitment & Selection
Retail Operations
Skilling, Coaching & Performance Management
Customer
Financial Reporting
Incentives & Recognition
Service Standards
Tracking and Reporting

1st phase roll out Jul-03 to Sep-03
2nd phase launched in Mar-04

- Rolled out across the Group
- Simple and consistent framework
- Encompassing targets, outcomes, measurements and rewards
- Supported by training and coaching
- Putting the customer at the centre
- Empowering our people

ISS: Key components in place

- Empowering our people:
  - Structures aligned in network to lift profile of branch managers
  - Branch managers skilled to 'manage their businesses'
  - Market plans introduced to drive ownership at local level
  - 'EnAct' CRM system deployed to enable focus on customer value and profitability
- Daily, monthly, quarterly, annual tracking and reporting at every branch around key sales and service metrics
- New reward and recognition system for managers and frontline staff
- New recruitment and induction processes aligned

ISS: Positive early results

- 'Engaged' staff metrics improving during time of change
- Customer experience survey highlighting changed experience
  - — 4% of branches achieving the maximum score for 'right behaviours' in Aug-03
  - — 39% of branches achieving the maximum score in Mar-04
- Contact centre referrals up 37% and conversion rate up 18%
- Branch wealth referral conversion rate up 60%
- Excellent progress on leading indicators
  - — Contact to referral
  - — Referral to appointment
  - — Appointment to sales

Business priorities update

Differentiating on service

Management targets

Customer service strategy

- Focusing on target customer needs
- Investing in our people
- Creating a culture of continuous improvement
- Building a sustainable future on strong foundations

Work program accelerated

Differentiated customer positioning

Customer satisfaction



%
80
75
70
65
60
55
50
72
64
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Feb-04
Base: Respondents with transaction accounts at institution (aged 14+)

Customer satisfaction is important... ...but not enough

- Loyalty and retention drive customer economics
- Satisfaction and retention are weakly correlated
- Satisfaction and customer value growth are weakly correlated
- Customers who are advocates have larger footings and hold more products
- Customers who are advocates are powerful referral sources

Source: Independent market research and St.George GDW

Business framework for driving earnings

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Engaged people

- 'Engaged' staff proportion has doubled since 2002*
- Customer facing staff up by over 150 people since Sep-03
- Frontline staff induction program increased from 1 to 4 weeks
- Increased focus on management and leadership training
- New reward and incentive structures in place across the bank

*Source: Gallup Survey Oct-02 and Nov-03

Great customer experience

- Full time cross-divisional team
- Modelling segment economics and future value pools
- Customer research to identify service hot spots
- Customer experience design and investment prioritisation completed in FY04
- Quick wins implemented in parallel

Middle market: Delivering superior results

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Engaged People
- 78%^ of staff 'satisfied'
- Low level of employee turnover
- Low levels of absenteeism
- Highly skilled and focused team
- Aligned reward and recognition scheme

Great Customer Experience
- Deeper relationship with customers
- Satisfaction with relationship managers – 83% compared to 68% for majors
- Willingness to recommend – 87% compared to 67% for majors
- Propensity to acquire next product – 87% compared to 68% for majors
- Customer churn – 2.4% compared to 18.7% for majors

Superior Financial Results
- Receivables growth CAGR 23% since Mar-02
- Impaired assets/total receivables 0.19%
- Products per KARM customer up 37% to 6.7 since Mar-02
- Market share up to 5.8%
- IBB segmental profit up 30% since Mar-02

^Source: St.George Employee Survey Nov-03
Percentages Sep-03 to Mar-04 unless stated otherwise
Source for comparisons to average of majors: East & Partners Ltd

Great customer experience

Programs already underway include:

Infrastructure
- Internet banking upgrade
- Branch refurbishment
- New teller system
- ATM upgrade

Process improvement
- Call centre redesign
- Mortgage services transformation
- Branch processes

Sales and service
- Integrated Sales and Service
- Customer service priorities
- Segments
  - KARM*
  - GOLD
- CRM branch based technology

People
- Leadership programs
- Coaching and skilling of frontline employees
- Recruitment and induction
- Reward and recognition

*Key account relationship management segment of business customers

'Working with the grain' of the organisation

- Taking people with us
- Ensuring ownership and accountability at every level
- Using existing vehicles and programs
- Measuring and reporting regularly
- Taking manageable steps
- Minimising operational risk through execution disciplines
- Balancing short term priorities with medium term build

st.george

Business priorities update

Differentiating on service

Management targets

st.george

Targets: FY2004 and FY2005

EPS growth 2004	Upgraded to 11-13%
EPS growth 2005	Double digit
Cost to income	Sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

st.george

In conclusion

- Quality operational result
- Confidence in the future
- Increased focus on customer service differentiation

st.george

FILE NO. 82-3809

st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

FILE NO. 82-3809

st.george

St.George Bank Limited

ABN 92 055 513 070

APPENDIX 4D

PRELIMINARY INTERIM REPORT

for the half-year ended
31 March 2004

Released
4 May 2004

Available on our Internet site at www.stgeorge.com.au

CONTENTS

		PAGE
	News Release	3
	Results for Announcement to the Market	5
1	**Financial Summary**	6
1.1	**Results at a Glance**	6
1.2	**Group Highlights**	7
2	**Business Summary**	10
2.1	**Strategic Overview**	10
2.2	**Operational Update - Business Priorities**	12
2.2.1	Home Loans	12
2.2.2	Integrated Sales and Service	13
2.2.3	Productivity Management	13
2.2.4	Middle Market	14
2.2.5	Wealth Management	14
2.2.6	Victorian Expansion	15
2.2.7	People and Culture	15
2.2.8	Risk Management	15
2.2.9	Credit Quality	15
2.3	**Operational Update – Other**	16
2.3.1	Depositary Capital Securities	16
2.3.2	Disposal of Investment	16
2.4	**Future Prospects**	17
3	**Financial Analysis**	18
3.1	**Group Performance Summary**	18
3.1.1	Underlying Profit	19
3.1.2	Net Interest Income	20
3.1.3	Non-Interest Income	21
3.1.4	Managed Funds	22
3.1.5	Operating Expenses	23
3.1.6	Bad and Doubtful Debts Expense	25
3.1.7	Income Tax Expense	26
3.1.8	Segmental Results	27
3.2	**Group Position Summary**	32
3.2.1	Total Assets	33
3.2.2	Lending Assets	34
3.2.3	Impaired Assets	35
3.2.4	Provisioning	36
3.2.5	Treasury Securities	37
3.2.6	Retail Funding and Other Borrowings	38
3.2.7	Shareholders' Equity	40
3.2.8	Sell Back Rights	40
3.3	**Other Financial Analysis**	41
3.3.1	Dividends	41
3.3.2	Capital Adequacy	42
3.3.3	Average Balances and Related Interest	43
3.3.4	Volume and Rate Analysis	46
3.3.5	Derivatives	47
3.3.6	Share and Option Plans	49
4	**Further Information**	53
4.1	**Branches**	53
4.2	**Staffing**	53
4.3	**Dates and Credit Ratings**	54
	Consolidated Financial Report	55
	Index	56
	Directors' Report	57
	Statement of Financial Performance	59
	Statement of Financial Position	60
	Statement of Cash Flows	61
	Notes to and forming part of the Financial Report	62-73
	Directors' Declaration	74
	Independent Review Report by External Auditors	75

news release

st.george

4 May 2004
RE010504

St.George reports 18.8% increase in interim profit, 33.3% increase in the interim dividend and upgrades the 2004 EPS target

Mr Frank Conroy, Chairman of St.George Bank, today announced an interim profit after tax of $354 million for the half-year ended 31 March 2004, up 18.8% on the 2003 half-year. A fully franked interim dividend of 60 cents has been declared, a 33.3% increase on the March 2003 half.

The result highlights are as follows:

	March 2004	March 2003	% Change
Profit available to ordinary shareholders	$354m	$298m	18.8%
Earnings per share	160.0 cents	140.6 cents	13.8%
Return on equity	21.56%	20.36%	
Expense to income	48.1%	49.2%	
Interim ordinary dividend	60 cents	45 cents	33.3%

There were no significant items during the half-year. EPS, ROE & Expense to Income were calculated before goodwill amortisation. The above EPS and ROE figures are annualised.

Managing Director, Mrs Gail Kelly, commented, "I am pleased with the quality of this result and with the continuing excellent momentum in the business. Top line growth remains strong, the margin remains stable and costs are being well managed. The team remains focussed on the execution of our key priorities."

Key drivers of the results are as follows:

Significant increase in lending and deposit volumes

- Total lending receivables (on and off balance sheet) increased by 19.4% to $64.4 billion.
- Retail funding increased by 9.5% to $34.9 billion.
- Commercial lending increased by 22% with middle market receivables increasing by 27%.
- Residential lending (including securitised loans) increased by 19.4% to $45.9 billion. Annualised growth for the March 2004 half was 14.7%.
- Interest margin of 2.74% (2.80% in the March 2003 half and 2.74% in the September 2003 half).

Solid increases in total revenue

- Total revenue increased by 9.5% to $1,269 million.
- Net interest income increased by 11.7% to $794 million due to increases in lending and deposit volumes and stable margins.
- Non-interest income increased by 6.0% to $475 million. Increases in a range of non-interest income items have been partially offset by the impact of credit and debit card interchange fee changes and higher home loan broker commissions.

Effective cost control

- Cost-to-income decreased from 49.2% in the March 2003 half to 48.1% in the March 2004 half.
- Deferred expenditure on balance sheet continues to decline, now standing at $128 million, 25% lower than March 2003 and 47% lower than March 2002.

Credit quality maintained

- Bad debts as a percentage of net receivables were 0.10% (31 March 2003: 0.11%).
- Net non-accrual loans, as a percentage of net receivables, decreased to 0.04% compared to 0.06% at 31 March 2003.

Continued Growth in Wealth Management

- Managed funds increased by 27.9% from March 2003 to $22.6 billion at March 2004 including Sealcorp funds under administration up $3.8 billion to $16.6 billion.

Capital Management

From 1 July 2004, APRA requires banks to deduct certain capitalised expenses from Tier 1 capital (for St.George this amounts to around $170m). To maintain the Tier 1 ratio at the target level of between 7% - 7.5%, the Group plans to raise $250m to $300m in new Tier 1 capital during July 2004.

The Group has made a step change in the interim dividend to 60 cents per share. The final dividend is expected to be at least equal to the interim dividend.

Outlook

Looking ahead, Mrs Kelly said, "St.George continues to differentiate itself in terms of its earnings profile and we remain focused on our bw risk organic growth strategy. We have stepped up our focus on customer service, which has always been a key differentiator for St.George. We recognise that continuing to improve the Bank's customer service is critical to delivering superior earnings over the long term.

While a moderation in residential loan system growth is occurring as anticipated, St.George expects to exceed system growth for the 2nd half of 2004. We are also likely to continue to outstrip system growth in commercial lending. Prudent credit policies will be maintained.

Based upon our strong first half profit result, we have increased our EPS growth target for the full year 2004 from 10 - 11% to 11 - 13% while still targeting double digit EPS growth for 2005."

The revised EPS growth target for 2004 takes into account the impact of the steepening short term yield curve, increasing legal and regulatory compliance costs, continued investment to progress business priorities and no further sale of land and buildings being expected in 2004. Profits arising from the sale of the Bank's investment in Cashcard are excluded from the 2004 revised EPS growth target. A profit after tax of $12 million will be recognised in the second half of 2004 as a significant item in respect of the Cashcard sale.

Media Contact:

Jeremy Griffith

Corporate Relations

02 9236 1328 or 0411 259 432

FILE NO. 82-3809

st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the half-year ended

31 March 2004

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit available to ordinary shareholders was $354 million (31 March 2003: $298 million), an increase of 18.8%.
- Net-interest income increased by 11.7% to $794 million, with an interest margin of 2.74%, down from 2.80% in the March 2003 half. The interest margin was stable when compared to 2.74% in the September 2003 half.
- Non-interest income was $475 million (31 March 2003: $448 million), an increase of 6.0%.
- Operating expenses, before goodwill, increased by 7.0% to $610 million compared to the March 2003 half and increased by 1.7% compared to the September 2003 half. The expense to income ratio was 48.1%, down from 49.2% in the March 2003 half, and 49.9% in the September 2003 half.
- Basic earnings per ordinary share (annualised) before goodwill amortisation, increased to 160.0 cents (31 March 2003: 140.6 cents), an increase of 13.8%.
- Return on average ordinary equity (annualised) before goodwill amortisation, increased to 21.56% (31 March 2003: 20.36%).

Financial Position

- Total assets were $66.3 billion (31 March 2003: $57.3 billion), an increase of 15.7%.
- Lending assets (both on and off-balance sheet) were $64.4 billion (31 March 2003: $53.9 billion), an increase of 19.4%.
- Residential receivables (including securitisation) were $45.9 billion (31 March 2003: $38.5 billion), an increase of 19.4%. Annualised growth since 30 September 2003 was 14.7%.
- Commercial loans (including bill acceptances) were $14.6 billion (31 March 2003: $11.9 billion), an increase of 22.0%.
- Consumer receivables were $3.9 billion (31 March 2003: $3.4 billion), an increase of 15.3%.
- Retail funding was $34.9 billion (31 March 2003: $31.8 billion), an increase of 9.5%.

Dividends

- A higher interim ordinary dividend of 60 cents per ordinary share, fully franked (31 March 2003: 45 cents) has been declared by the Board.
- The Dividend Reinvestment Plan will operate for the interim dividend with no discount.

Other

- Managed funds increased by 27.9% to $22.6 billion (31 March 2003: $17.7 billion).
- Net non-accrual loans as a percentage of net receivables decreased from 0.06% at 31 March 2003 to 0.04% at 31 March 2004.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the half-year ended 31 March 2004. The Group's financial results have been subject to an independent review by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. In this document, the term March 2004 half or period refers to the six months ended 31 March 2004 and the term September 2003 half or period refers to the six months ended 30 September 2003. Other half-years are referred to in a corresponding manner.

Half-Year Ended		March 2004	Sept 2003	March 2003
TOTAL ON BALANCE SHEET ASSETS	$M	**66,326**	62,714	57,340
SECURITISED RECEIVABLES	$M	**8,345**	7,788	6,653
OPERATING PROFIT				
Before preference dividends and:				
- after income tax, OEI [1] and before goodwill	$M	**429**	387	379
- after income tax, OEI and goodwill	$M	**377**	333	325
After preference dividends and:				
- after income tax, OEI and before goodwill	$M	**406**	362	352
- after income tax, OEI and goodwill (available to ordinary shareholders)	$M	**354**	308	298
UNDERLYING PROFIT	$M	**641**	592	571
RETURN ON AVERAGE ASSETS (Annualised)				
- after income tax, OEI and before goodwill and preference dividends		**1.32%**	1.29%	1.34%
- after income tax, OEI, goodwill and before preference dividends		**1.16%**	1.11%	1.15%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)				
- after income tax, OEI and before goodwill and preference dividends		**2.24%**	2.17%	2.29%
- after income tax, OEI, goodwill and before preference dividends		**1.96%**	1.87%	1.96%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)				
- after income tax, OEI, preference dividends and before goodwill		**21.56%**	20.21%	20.36%
- after income tax, OEI, preference dividends and goodwill		**18.80%**	17.20%	17.24%
EXPENSES AS % AVERAGE ASSETS (Annualised) - (excluding goodwill)		**1.88%**	1.99%	2.02%
EXPENSE / INCOME RATIO - (excluding goodwill)		**48.1%**	49.9%	49.2%
INTEREST MARGIN		**2.74%**	2.74%	2.80%
ORDINARY DIVIDEND (Fully franked)	Cents	**60.0**	50.0	45.0
EARNINGS PER ORDINARY SHARE (Annualised)				
Basic				
- before goodwill	Cents	**160.0**	143.8	140.6
- after goodwill	Cents	**139.3**	122.3	119.0
Diluted				
- before goodwill	Cents	**158.9**	143.3	139.9
- after goodwill	Cents	**138.9**	122.4	119.0
Weighted Average Number of Shares				
- Basic ordinary shares	000's	**508,094**	503,892	500,851
- Diluted ordinary shares	000's	**523,575**	519,148	517,074
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**5.24**	4.86	4.45
CAPITAL ADEQUACY RATIO		**10.9%**	10.3%	10.6%

(1) OEI refers to Outside Equity Interests in controlled entities.

1.2 Group Highlights (continued)

Net Interest Income

- Net interest income for the half-year was $794 million (31 March 2003: $711 million), an increase of 11.7%. The increase is due to growth in average interest earning assets of 14.3% since 31 March 2003, which is partially offset by a small decrease in the interest margin to 2.74% from 2.80% in the March 2003 half. The interest margin was stable when compared to 2.74% in the September 2003 half.

Non-Interest Income

- Non-interest income was $475 million (31 March 2003: $448 million), an increase of 6.0%. Non-interest income accounts for 37.4% of total income (31 March 2003: 38.7%). The increase in non-interest income resulted from growth in bank acceptances, managed funds and securitised loans, increased financial markets income from trading activities and profits arising from the continuation of the Bank's property sale and lease-back program. Growth in non-interest income was impacted by a reduction in credit and debit card interchange fees and higher home loan broker commissions.

Operating Expenses

- The expense to income ratio, before goodwill amortisation, decreased to 48.1% (31 March 2003: 49.2%) due to a continued focus on cost containment and growth in total income underpinned by strong lending asset growth. The expense to income ratio also improved when compared to 49.9% in the September 2003 half.

- Operating expenses, before goodwill, were $610 million (31 March 2003: $570 million), an increase of 7.0%. When compared to the September 2003 half, operating expenses, before goodwill increased by 1.7%.

Income Tax

- Income tax expense increased by $21 million to $180 million compared to the March 2003 half.

Shareholder Returns

- Annualised return on average ordinary equity, before goodwill, increased to 21.56% (31 March 2003: 20.36%).

- Annualised basic earnings per ordinary share, before goodwill, increased to 160.0 cents (31 March 2003: 140.6 cents), an increase of 13.8%.

- The Board has declared an interim ordinary dividend of 60 cents per share, payable on 2 July 2004. The dividend will be fully franked at 30%.

1.2 Group Highlights (continued)

Capital Management

The Group's capital position remains strong with Tier 1 capital adequacy at 7.1% and Tier 2 at 3.9%. The Bank's credit ratings remained unchanged during the period. The following initiatives were undertaken during the half-year:

- Completion of a $2.0 billion securitisation of residential loan receivables through the Crusade Securitisation Program in February 2004.
- APRA approval granted for $24 million of Perpetual Notes relating to the Bank's New Zealand operations to be reclassified from Tier 2 to Tier 1 capital for capital adequacy purposes in March 2004.
- 3.3 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $63 million of capital in December 2003.
- Completion of a US$400 million subordinated note raising in the United States Rule 144A market in October 2003 that qualifies as Tier 2 capital for capital adequacy purposes.

At 31 March 2004, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.4% (31 March 2003: 5.5%).

The DRP will operate for the interim dividend with no discount.

From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions from Tier 1 capital. At 31 March 2004, capitalised expenses subject to deduction from Tier 1 capital totalled $167 million. As a result of this new requirement, to maintain the Group's Tier 1 capital adequacy ratio at the target level of between 7% - 7.5%, a $250 million-$300 million Tier 1 capital raising is planned during July 2004.

The Group has made a step change in the interim dividend to 60 cents per ordinary share. This compares to 45 cents for the first half of 2003 and to 50 cents for the second half of 2003.

The final dividend for 2004 is expected to be at least equal to the interim dividend.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $64.4 billion (31 March 2003: $53.9 billion), an increase of 19.4%.
- Bad and doubtful debts expense for the period increased by $4 million to $52 million (31 March 2003: $48 million) due to an increase in the general provision for doubtful debts reflecting strong loan portfolio growth.
- The general provision for doubtful debts balance of $192 million and the unearned income on mortgage insurance premiums balance of $12 million (tax effected), when taken together, are $5 million above the accepted industry level of 0.50% of risk weighted assets.

1.2 Group Highlights (continued)

Residential Lending

- On and off-balance sheet residential loans grew by 19.4% since 31 March 2003, from $38.5 billion to $45.9 billion (annualised growth of 14.7% since 30 September 2003). This result reflects continued growth in the residential housing market, implementation of initiatives to reduce loan-processing times, improvements in customer retention and increased business sourced from both proprietary and home loan broker channels. Home lending growth slowed in the March 2004 half due to efforts being focussed on enhancing service quality in the broker channel. Improvements in growth levels in February and March 2004 indicate that St.George's growth is expected to exceed system for the second half of 2004.
- St.George through its Portfolio loan maintains a leading market position for home equity loan approvals. Home equity loans have grown by 31.4% since 31 March 2003 to $14.5 billion.

Retail Funding

- Retail deposits have increased by 9.5% since 31 March 2003 to $34.9 billion. Improved investment market performance together with tactical pricing changes to the directsaver account have slowed retail deposit growth in the six months ended 31 March 2004, resulting in an increase in the proportion of wholesale funding relative to retail funding.

Managed Funds

- Managed funds rose to $22.6 billion (31 March 2003: $17.7 billion) an increase of 27.9%. This growth is due to expanded distribution channels together with improved equity markets and investor confidence.

2 Business Summary

2.1 Strategic Overview

The Group's focused organic growth strategy continues to deliver superior returns as evidenced by the results for the period to March 2004.

Underpinning the Group's vision are its six business goals that have remained unchanged since their inception in 2002:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on customer service
- Accelerate and empower relationship-based selling
- Optimise cost structure
- Build team and performance culture

2.1 Strategic Overview (continued)

These goals continue to provide the framework for specific work programs. Pleasing progress has been made in each business priority area and the Group remains on track in terms of its targets. The Operational Update that follows outlines details of the progress in the following key areas:

- Home Loans
- Integrated Sales and Service
- Productivity Management
- Middle Market
- Wealth Management
- Victorian Expansion
- People and Culture
- Risk Management
- Credit Quality

During the last half-year the Group has intensified its work on creatively differentiating on the basis of customer service. The Group's service program is based on the following customer loyalty formula:

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Detailed workstreams have been established with milestones and measurements in place. The program has been designed to build on the Group's inherent cultural strength and heritage in the areas of customer satisfaction and staff goodwill. A philosophy of continuous service improvement and "building to last" underpins the work.

The Group remains committed to its organic growth strategy and, given the consistent focus on disciplined execution, is confident of delivering continued superior shareholder returns.

Strong current financial performance is evidenced by the increase in the 2004 EPS growth target to 11-13% and confidence in the future is shown by the re-affirming of the double digit EPS growth target for 2005.

2.2 Operational Update -Business Priorities

2.2.1 Home Loans

Initiatives implemented to grow home loan balances include improving the focus on service and customer retention, increasing the productivity of personnel, expanding the product offering, developing deeper relationships with key home loan brokers and growing the Bank's market share in Victoria, Queensland and Western Australia.

Customer retention initiatives include the implementation of a group-wide customer retention model, aligning staff and home loan broker incentives to customer retention outcomes and the development of an integrated sales and service framework (refer Section 2.2.2 Integrated Sales and Service).

The Bank recognises the potential to grow its market share in Victoria, Queensland and Western Australia where it is not strongly represented. These markets provide the Bank with the opportunity to deliver a customer service proposition that can be positively differentiated from the majors. Initial geographical expansion activity has been targeted in Victoria through a number of initiatives including establishing 4 new sites during the half-year and strengthening relationships with home loan brokers. Residential loan balances in Victoria have grown by 26% to $4.1 billion since March 2003 as result of these initiatives. Strong growth has also been achieved in Queensland and Western Australia with residential loan balances increasing by 32% and 27% respectively since March 2003.

A number of innovative products were introduced during 2003 such as "no deposit" and " Seniors' Access" loans. During the 2004 half-year, new products and features were introduced such as "Family Pledge" loan with the option to capitalise mortgage insurance, designed to meet the needs of first home buyers. These new products together with well established products such as the "Portfolio" home equity loan deliver a range of features to ensure that St.George continues to meet customers' changing financial needs. The new products are prudently managed and represent a small proportion of total residential loan balances.

Productivity and efficiency improvements and enhanced customer service quality have been achieved from initiatives implemented as part of the Bank's Mortgage Transformation Program. This program has reduced the time taken to process loan applications and prepare mortgage documents by extending the use of imaging and workflow technology and also re-engineering processes. Redirecting loan establishment enquiries from lending and mortgage processing staff to dedicated units in the Bank's contact centre has also enabled the Bank to more effectively respond to enquiries from mortgage brokers and customers.

The annualised growth in residential receivables (including securitised loans) was 14.7% for the March 2004 half (30 September 2003: 22.5%). Home loan balance growth fell below system growth in October and November 2003 due to efforts being redirected to improving customer service quality in the home loan broker channel that was adversely impacted by increased volumes in the latter half of the 2003 year. As a result of process improvements introduced, loan approvals returned to strong levels in the months of February and March 2004. When combined with continuing improvements in customer retention, this trend is expected to result in the Bank exceeding system home loan balance growth for the second half of 2004. The loan balance run-off rate has improved, falling to 19.6% in the March 2004 half compared to 21.9% in the September 2003 year. New loans sourced from mortgage brokers were 39% in the March 2004 half which is steady when compared to the September 2003 year.

2.2 Operational Update - Business Priorities (continued)

2.2.2 Integrated Sales and Service (ISS)

The Bank continued to roll out its ISS framework during the half-year. ISS is a key component of the Bank's Customer Service Program and extends across the entire St.George Group. The objective of ISS is to deliver strategies, best practice solutions and tools to staff based on the customers' particular financial needs that will improve retention and cross sale efforts. ISS also provides staff with the necessary information and tools to recommend products that are best suited to the customer's requirements. A second phase of ISS is being launched which is designed to build on the tools and disciplines of ISS through the delivery of a program that is designed to further enhance the customer servicing skills of staff.

The ISS framework includes:

1. ISS EnAct is a support tool that has been rolled out across the Group. It provides staff with a greater level of customer information to assist in improving sales and service efforts. It also tracks sales activities and provides improved management reporting.
2. Customer service roles in St.George have been redefined with a greater focus on sales and service activities. Staff are required to develop and action Market Plans for customers based on their anticipated financial needs. Staff are also required to develop and implement plans to attract new customers to the Bank.
3. Incentives for customer service staff have been restructured to better align rewards with sales and service objectives.
4. Service standards have been improved with the aim of achieving a consistent and measurable service level across the organisation.
5. Increased training to enhance sales and service skills of staff.
6. Tracking and reporting systems have been introduced to monitor the outcomes of Market Plans developed by staff.

2.2.3 Productivity Management

Pre tax cost savings of $40 million ($80 million annualised) were realised during the half-year in accordance with targets set for the Even Better Bank (EBB) program. Cost savings were primarily driven from efficiency improvements, middle management staff reductions and rationalisation of computer expenditure.

The success of EBB and other initiatives have contributed to an improvement in the cost to income ratio to 48.1% (September 2003 half: 49.9%) and the increase in operating expenses before goodwill being contained to 1.7 % compared to the September 2003 half. The reduction in the expense to income ratio also reflects the benefits from improved disciplines in controlling project investment expenditure which is managed centrally by the Group's Investment Review Committee.

2.2 Operational Update - Business Priorities (continued)

2.2.4 Middle Market

This segment continues to perform strongly with lending growth of 27% over the past twelve month period. Customer service is a key success factor that drives growth in this segment. Customers are relationship managed by staff who are skilled in meeting customers' needs according to their industry segments. The business is focussed around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be a differentiator for St.George in the Middle Market with 87% of customers likely to refer the Bank to colleagues compared to an average of 67% for the four major banks. East & Partners customer satisfaction surveys continue to rank St.George first in relationship management and innovation, continuing a two year trend. The high service levels provided to Middle Market customers result not only in stronger customer loyalty, minimal customer churn but also a propensity for customers to broaden their relationship with St.George.

Lending market share for this segment grew from 5.5% in September 2003 to 5.8% in January 2004.

To realise further potential in this segment, future initiatives include broadening the connection with customers to provide their complete business banking needs, expanding the Bank's physical presence and continuing marketing activities to enhance brand awareness and attract new customers.

2.2.5 Wealth Management

During the half-year conditions improved for the wealth management industry due to stronger equity markets and improved investor confidence. Within the St.George Group, managed funds grew by 27.9% to $22.6 billion compared to $17.7 billion at 31 March 2003.

Wealth Management's strategy emphasises its sources of sustainable competitive advantage. In the platform business, the strategy is to maintain Asgard's position as the most profitable scale participant, gaining leverage from its core platform and focusing on profitable growth. Its product and service suite has been upgraded with the addition of the Self Managed Superannuation Fund to the Managed Funds range and the launch of Asgard Elements, a new mini-master trust. This completes a broader, unique product suite that provides profitable solutions to financial planners for all clients through advisorNET on a single platform. In Funds Management, Advance Asset Management is now well positioned as an asset selection and packaging business. It provides a diverse range of investment solutions via its model of outsourced specialist sector and style managers. Another source of competitive advantage for Wealth lies in its proficiency in multi-channel distribution. Sales channels include the St.George network, aligned advisors in the Securitor dealer group, independent financial advisers and stockbrokers and a small proportion of direct sales.

Wealth Management's margin lending and private banking businesses grew strongly since 31 March 2003 with margin lending's assets increasing by 32.2% to $1,095 million. Private banking's lending assets increased by 20.1% to $1,665 million since March 2003 with deposits growing to $400 million, an increase of 9.8%. Premium income from Life Insurance grew by 24.3% since March 2003, with General Insurance commissions up 18.6% over the same period.

The Gold customer segment which is managed by Wealth Management is being targeted through the Group's ISS program and focussed marketing campaigns.

2.2 Operational Update - Business Priorities (continued)

2.2.6 Victorian Expansion

The Group's expansion strategies for the Victorian market are well on track. This includes a review of the Bank's distribution platforms, which has seen four additional sites (two additional corporate centres and two additional full service branches) opened in the first half, with further sites to be finalised in the second half of 2004. To complement this expansion, a significant investment has also been made in our customer facing staff, with new recruits, internal promotion and sales and service training.

A complete review of all ATM sites has also been undertaken with up to twenty new sites identified for installation in the second half of the year and a relocation of some existing sites to improve access for customers.

The primary Victorian growth focuses are the target markets of consumer and middle market commercial clients. The increased focus on operations in these lines of business, coordinated with traditional areas of business, has seen a March 2004 half asset growth of 20% annualised compared to 10% annualised in the March 2003 half.

The level of enquiry and growth in the target markets is anticipated to increase as the recently opened new sites gain momentum and sites scheduled for delivery in the second half of the year are finalised.

2.2.7 People and Culture

The Group recognises that people are the key to the organisation's long term success. Considerable focus is being applied to all aspects of people management, from the selection and induction of staff, to leadership development and performance management. The Group has a culture that is distinguished not only by its "warm and friendly" nature, but also by its transparency and candour.

2.2.8 Risk Management

The Group in its daily activities is exposed to credit risk, market risk, liquidity risk and operational risk. The Group has a well established and integrated framework to manage these risks through a number of specialised committees, that are responsible for policy setting, monitoring and analysing risk.

The Group's risk framework is being further enhanced as it progresses with the implementation of the targeted Basel II advanced approaches. St.George is targeting advanced approaches for credit risk by 2007 and the advanced approach for operational risk by 2009. Accreditation and its timing is still subject to further discussion with the Australian Prudential Regulation Authority.

2.2.9 Credit Quality

St.George's asset quality continues to be very strong, reflecting a low interest rate environment, a loan portfolio dominated by residential loans and sound credit policies. The Group continues to be well provisioned with total specific provisions as a percentage of gross impaired assets representing 52.4% (31 March 2003: 48.6%). The charge for bad and doubtful debts was $52 million, up from $48 million in the March 2003 half. This comprised a general provision charge of $16 million compared to $12 million in the March 2003 half and a specific provision charge of $36 million which remained steady compared to the March 2003 half. Total impaired assets (net of specific provisions) were $30 million down from $36 million at 31 March 2003. Bad and doubtful debts as a percentage of average gross loans and receivables decreased to 0.10% compared to 0.11% in the March 2003 half. Net non-accrual loans as a percentage of net loans and receivables are 0.04%, down from 0.06% at 31 March 2003.

2.3 Operational Update - Other

2.3.1 Depositary Capital Securities (DCS)

As reported to the market in February 2004, the Bank has received queries from and is in discussion with the Australian Taxation Office (ATO) concerning income tax deductions claimed on its DCS issued in June 1997. The Bank has provided documents and responded to questions from the ATO in respect of the DCS. The ATO is considering the documents and information provided.

St.George obtained independent legal opinions at the time the DCS were issued and further opinions recently in response to the ATO queries. St.George considers that the deductions claimed in respect of the DCS were and continue to remain valid.

The amount of primary tax relating to deductions claimed for the period from 1997 to 2003 is $75 million.

Going forward, if draft legislation now before the Federal Parliament (the Taxation Law Amendment Bill No.7) is passed in its current form, St.George will incur a total tax charge in respect to the DCS of approximately $3 million per annum for the period commencing 1 October 2003.

2.3.2 Disposal of Investment

Cashcard Australia Limited (Cashcard)
In September 2002, the Bank recognised a profit of $18 million ($14 million after tax) from the sale of 16,850,145 shares it held in Cashcard.

On 15 April 2004, the Bank sold its remaining 4,319,290 shares in Cashcard to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. This final sale of shares held in Cashcard resulted in a profit before tax of $17 million ($12 million after tax) which will be brought to account in the second half of 2004 as a significant item.

2.4 Future Prospects

The outlook for the domestic economy remains positive. A moderation in residential loan system growth is occurring. This moderation is attributable to two official interest rate rises in the December 2003 quarter and a slow down in the investor housing market in response to low rental yields.

Interest rates are at historical lows. While no change is anticipated in the official cash rate, there is some possibility of a small upward movement in the next 6 months. Competition is expected to intensify in the second half of 2004 as home loan growth slows. St.George expects to exceed system growth for the second half of 2004. Prudent credit policies will be maintained.

The outlook for business investment is positive with businesses experiencing growth in demand and stronger profits. Against this backdrop, it is expected that demand for credit from small to medium businesses will strengthen in the second half of 2004. St.George expects to continue to outperform system growth in this area.

Based on St.George's strong first half profit result and the positive economic outlook for the remainder of the year, the Bank has increased its EPS growth target for 2004 from 10%-11% to 11%-13% and as previously indicated, is targeting double digit EPS growth in 2005.

The revised EPS growth target for 2004 takes into account the impact of the steepening short term yield curve, increasing legal and regulatory compliance costs, continued investment to progress business priorities and no further sales of land and buildings being expected in the second half of 2004. Profits arising from the sale of the Bank's investment in Cashcard, which will be recorded as a significant item in the second half, are excluded from the 2004 revised EPS growth target.

3 Financial Analysis

3.1 Group Performance Summary

Half-Year Ended	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Interest income	**1,966**	1,767	1,667
Interest expense	**1,172**	1,027	956
Net interest income	**794**	740	711
Non-interest income	**475**	462	448
Bad and doubtful debts expense	**52**	54	48
Operating expenses	**662**	654	624
Share of net (profit)/loss of equity accounted associates	**(1)**	-	3
OPERATING PROFIT BEFORE INCOME TAX	**556**	494	484
Income tax expense	**180**	166	159
OPERATING PROFIT AFTER INCOME TAX	**376**	328	325
Outside equity interests (OEI)	**(1)**	(5)	-
OPERATING PROFIT AFTER INCOME TAX AND OEI	**377**	333	325
Preference dividends:			
- Depositary Capital Securities (DCS)	**14**	15	18
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**9**	10	9
	23	25	27
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	**354**	308	298


Operating Profit and Return on Average Ordinary Equity
$ million
450
400
350
300
250
200
150
100
23%
22%
21%
20%
19%
18%
300
315
352
362
406
19.29%
19.80%
20.36%
20.21%
21.56%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Annualised return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased by 12.3% to $641 million compared to 31 March 2003.

Half-Year Ended	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Operating profit after income tax and outside equity interests	**377**	333	325
Add: Outside equity interests	**(1)**	(5)	-
Operating profit after income tax	**376**	328	325
Add/(Less):			
Net profit on disposal of land and buildings	**(19)**	(10)	(15)
Income tax expense	**180**	166	159
Charge for bad and doubtful debts	**52**	54	48
Goodwill amortisation	**52**	54	54
Underlying Profit	**641**	592	571

Factors driving the growth in underlying profit during the half-year were:

- growth in net interest income;
- growth in non-interest income;
- increases in business volumes; and
- cost containment driven by the Even Better Bank program and other productivity initiatives.


Underlying Profit
700
600
500
400
300
$ million
500
530
571
592
641
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Underlying profit

3.1.2 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the period was $794 million (31 March 2003: $711 million), an increase of 11.7%.

Half-Year Ended	March 2004		September 2003		March 2003	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Actuals						
Net Interest Income	794		740		711	
Averages						
Interest Earning Assets	58,010	6.78%	54,043	6.54%	50,749	6.57%
Interest Bearing Liabilities	55,224	4.24%	51,514	3.99%	48,410	3.95%
Interest Spread		2.54%		2.55%		2.62%
Interest Margin		2.74%		2.74%		2.80%

The increase in net interest income was primarily due to growth in average interest earning assets of 14.3% since 31 March 2003. The interest margin reduced by 6 basis points to 2.74% (31 March 2003: 2.80%) and was steady compared to the September 2003 half.

The growth in average interest earning assets reflects an increase of $6.8 billion or 15.3% in the average balance of the loans and other receivables portfolio. This result is due to continued growth in home lending balances and very strong growth in the commercial loan portfolio.


Net Interest Income and Interest Margin
$ million
800
750
700
650
600
550
500
2.90%
2.85%
2.80%
2.75%
2.70%
2.65%
648
685
711
740
794
2.77%
2.82%
2.80%
2.74%
2.74%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Net Interest Income
Interest Margin

3.1.3 Non-Interest Income

Non-interest income grew 6.0% to $475 million from $448 million for the March 2003 half.

Half-Year Ended	March 2004 $M	Sept 2003 $M	March 2003 $M
Non-interest income			
Trading income	**34**	35	18
Product fees and commissions			
- Lending	**34**	34	34
- Deposit and other accounts	**103**	107	109
- Electronic banking	**91**	93	89
Securitisation service fees	**42**	44	38
Managed funds fees	**94**	86	86
Dividend income	**2**	-	3
Net profit on disposal of land and buildings	**19**	10	15
Profit on sale of shares	**-**	1	2
Factoring and invoice discounting income	**10**	10	10
Bill acceptance fees	**31**	26	22
Rental income	**6**	8	8
Other	**9**	8	14
TOTAL NON-INTEREST INCOME	**475**	462	448
Non-Interest Income as a % of Average Assets (annualised)	**1.46%**	1.53%	1.59%
Non-Interest Income as a % of Total Income	**37.4%**	38.4%	38.7%

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $16 million (30 September 2003: $7 million; 31 March 2003: $18 million). Therefore, total trading income was $50 million (30 September 2003: $42 million; 31 March 2003 $36 million).

Trading income is largely driven by customer related transactions.

Product fees and commissions income decreased by 1.7% to $228 million from $232 million in the March 2003 half, primarily due to reductions in mortgage insurance premium income in the March 2004 half. The reduction in mortgage insurance premium income in the March 2004 half is due to the recognition of $6 million of previously deferred income in the March 2003 half. Mortgage insurance premium income was also lower when compared to the September 2003 half due to the volume and mix of loan advances being different in the March 2004 half.

Within product fees and commissions, lending income remained steady. Solid growth in loans and receivables resulted in increased fee revenue, offset by increased commission expense relating to home loan brokers that is netted against lending income. Business sourced from home loan brokers has contributed to solid home lending growth which has underpinned the increase in net interest income.

Electronic banking income increased by $2 million to $91 million compared to $89 million in the March 2003 half. The increase was driven by solid volume growth, offset by the impact of interchange reforms. Electronic banking income was reduced by $9 million during the March 2004 half as a result of changes to credit and debit card interchange fees introduced in the March 2004 half.

Managed funds fee income increased to $94 million compared to $86 million in the March 2003 half reflecting strong growth in managed funds since 31 March 2003.

Net profit on disposal of land and buildings of $19 million arose mainly from the sale of 25 branches during the half as part of the Bank's ongoing sale and lease-back program.

The increase in bill acceptance fee income to $31 million (31 March 2003: $22 million) is attributable to strong growth in bank acceptances of 46.2% to $3,692 million.

3.1.4 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half-Year Ended	March 2004 $M	Sept 2003 $M	March 2003 $M
Income			
Managed funds fees for the half-year	**94**	86	86
Managed funds			
Funds under management	**3,875**	3,530	3,148
Funds under administration (SEALCORP)*	**16,551**	14,336	12,735
Funds under advice	**2,178**	1,954	1,794
Total Managed Funds	**22,604**	19,820	17,677

* Excluding Advance Funds Management

Managed funds rose by 27.9% compared to 31 March 2003. SEALCORP funds under administration rose by 30.0% compared to 31 March 2003. This growth reflects recent improvements in equity markets and investor confidence together with expanded distribution channels and product innovation. The continued support of eWrap product and the distribution agreement signed with AMP in June 2003 contributed to the strong growth in SEALCORP's funds under administration during the half-year.

The growth in SEALCORP's funds under administration was shared by traditional master funds sales and growth in eWrap and institutional business sales.


Managed Funds
$ billion
$ million
20
15
10
5
0
100
90
80
70
60
50
86
92
86
86
94
12.9
12.4
12.7
14.3
16.6
5.0
5.0
4.9
5.5
6.1
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
SEALCORP
Other Managed Funds
Managed Funds Fees (RHS)

3.1.5 Operating Expenses

Half-Year Ended	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Staff expenses			
Salaries	**254**	246	223
Contractors' fees	**5**	5	5
Superannuation	**20**	19	20
Payroll tax	**17**	15	15
Fringe benefits tax	**4**	4	5
Other	**10**	11	9
Total staff expenses	**310**	300	277
Computer and equipment costs			
Depreciation	**20**	20	21
Deferred expenditure amortisation	**35**	40	35
Rentals on operating leases	**9**	8	8
Other (1)	**37**	35	40
Total computer and equipment costs	**101**	103	104
Occupancy costs			
Depreciation	**14**	15	16
Rentals on operating leases	**34**	30	29
Other (2)	**19**	18	17
Total occupancy costs	**67**	63	62
Administration expenses			
Fees and commissions	**12**	15	14
Advertising and public relations	**21**	23	23
Telephone	**6**	7	6
Printing and stationery	**19**	19	17
Postage	**9**	9	9
Subscriptions and levies	**3**	3	3
Consultants	**9**	10	8
Other (3)	**53**	48	47
Total administration expenses	**132**	134	127
Operating expenses before goodwill and significant items	**610**	600	570
Goodwill amortisation	**52**	54	54
TOTAL OPERATING EXPENSES	**662**	654	624
Ratios (before goodwill)			
Operating Expenses (annualised) as a % of Average Assets	**1.88%**	1.99%	2.02%
Expense to Income ratio	**48.1%**	49.9%	49.2%

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.5 Operating Expenses (continued)


Operating Expenses and Total Operating Income
$ million
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
53.0%
52.0%
51.0%
50.0%
49.0%
48.0%
47.0%
52.7%
52.1%
49.2%
49.9%
48.1%
1059
1108
1159
1202
1269
558
577
570
600
610
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified in the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill) were $610 million for the half (31 March 2003: $570 million) an increase of 7.0%, and an increase of 1.7% over the September 2003 half. The small increase on the September 2003 half reflects a continued focus on cost containment and benefits arising from Even Better Bank (EBB) and other initiatives. The Group is on track to achieve the targeted $80 million cost savings from the EBB program for the 2004 full year.

Staff Expenses

Staff expenses increased by $33 million or 11.9% to $310 million compared to the March 2003 half and increased by 3.3% compared to the September 2003 half.

This increase reflects an enterprise average wage increase of 4.0% and other staff receiving average salary increases of 4.25% effective 1 October 2003. The increase in staff expenses from the March 2003 half was also due to continued investment in front line staff required to implement and support the Bank's business growth and customer service improvement initiatives.

Computer and Equipment Costs

Computer and equipment costs decreased by $3 million or 2.9% to $101 million from $104 million compared to the March 2003 half.

Deferred expenditure amortisation peaked at $40 million in the September 2003 half, falling to $35 million in the March 2004 half, reflecting the benefits of a more conservative capitalisation policy and stronger disciplines on controlling deferred expenditure. The balance of capitalised deferred expenditure in the Statement of Financial Position has reduced to $128 million compared to $149 million at September 2003 and $171 million at March 2003.

3.1.5 Operating Expenses (continued)

Occupancy Costs

Occupancy costs increased to $67 million compared to $62 million in the March 2003 half, reflecting a higher rental cost resulting from the Bank's property sale and lease-back program and the recognition of $2 million of future rental costs associated with the closure of branches during the half-year.

Administration Expenses

Administration expenses for the half increased to $132 million (31 March 2003: $127 million), reflecting costs associated with business growth and increased costs of legal and regulatory compliance. Administration costs fell by $2 million when compared to the September 2003 half.

Goodwill Amortisation

Goodwill amortisation for the period was $52 million (31 March 2003: $54 million). The reduction is due to the finalisation of goodwill amortisation relating to the Bank's acquisition of Barclay's commercial business division in 1994.

3.1.6 Bad and Doubtful Debts Expense

Half-Year Ended	March 2004 $M	Sept 2003 $M	March 2003 $M
Bad and doubtful debts expense (net of recoveries)			
Residential loans	-	-	2
Commercial loans	14	21	16
Consumer loans	21	20	17
Other	1	1	1
	36	42	36
Net general provision movement during the period	16	12	12
Bad and doubtful debt expense	52	54	48
As a percentage of average risk weighted assets (annualised)	0.27%	0.30%	0.29%
As a percentage of average assets (annualised)	0.16%	0.18%	0.17%

Bad and doubtful debts expense (net of recoveries) for the half was $52 million, an increase of $4 million on the March 2003 half. The increase is mainly due to the higher general provision charge and increased provisioning on consumer loans attributable to portfolio growth. The increase in consumer loan provisioning would have been greater if it were not for $6 million of recoveries arising from the sale of a portion of the Bank's impaired consumer loan portfolio. The $4 million increase in the general provision charge is due to growth in risk-weighted assets.

The Group's annualised bad debt charge as a percentage of average assets was 0.16%, down from 0.17% in the March 2003 half. This result reflects the Bank's sound credit policies and low risk lending mix with the residential portfolio comprising 71.8% of net loans and receivables.

3.1.7 Income Tax Expense

Half-Year Ended	March 2004 $M	Sept 2003 $M	March 2003 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating profit before income tax	**556**	494	484
Prima facie income tax payable calculated at 30% of operating profit	**167**	148	145
Add: tax effect of permanent differences which increase tax payable			
* Amortisation of goodwill	**16**	16	16
* Depreciation on buildings	**1**	1	1
* General provision for doubtful debts	**5**	3	4
* Non-deductible write-downs	**-**	2	1
* Tax losses not recognised	**1**	3	-
* Other	**1**	2	1
Less: tax effect of permanent differences which reduce tax payable			
* Deduction allowable on depositary capital securities	**4**	5	5
* Deduction allowable on shares issued to employees	**2**	-	2
* Deduction allowable on buildings	**1**	2	-
* Rebatable dividends	**1**	1	-
* Difference between accounting profit and assessable profit on sale of properties	**1**	1	2
* Other items	**2**	2	-
Underprovision in prior year	**-**	2	-
Total income tax expense	**180**	166	159
Effective tax rate %	**32.4**	33.6	32.9

The effective tax rate for the March 2004 half was 32.4%, primarily as a result of the amortisation of goodwill.

At the date of this announcement, the Directors of the Bank have not made a decision on whether or not to elect into the tax consolidation regime. The Bank is continuing to consider the implications associated with the tax consolidation regime.

3.1.8 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance. While accountability for the Gold segment resides with WM, for Segmental Reporting purposes, the assets, liabilities and results remain within PC.

Personal Customers
PC's contribution to profit before tax grew to $295 million for the half (31 March 2003: $265 million), an increase of 11.3%.

- Net interest income grew by $58 million or 14.4% reflecting strong growth in both lending balances and deposits. PC's total assets grew by $5.1 billion or 19.0% since 31 March 2003.
- Non-interest income decreased by $7 million or 3.3% compared to the March 2003 half. This decrease was primarily driven by lending fee income, reflecting higher amortisation charges for loans sourced from the mortgage broker channel which are netted against lending fees. The introduction of changes reducing credit and debit card interchange fees during the March 2004 half also impacted non-interest income. Non-interest income included a profit on sale of land and buildings of $15.3 million during the March 2004 half (31 March 2003: $15.0 million).
- Operating expenses increased by $18 million or 5.6% with the expense to income ratio falling to 50.9% from 52.2% in the March 2003 half. Expense growth for the half-year reflected pay rises and CPI growth, increases linked to business volumes and key initiatives such as expansion into Victoria, the Mortgage Transformation Program and the Group's Integrated Sales and Service Program.
- Bad debt expense increased by $3 million to $31 million compared to the March 2003 half, reflecting additional general provisioning for doubtful debts as a result of growth in risk weighted assets and increased provisioning on consumer loans.

3.1.8 Segmental Results (continued)

Institutional and Business Banking

IBB's contribution to profit before tax was $184 million for the half (31 March 2003: $165 million) an increase of 11.5%.

- Net interest income increased by 4.0% to $182 million as a result of growth in commercial loans.
- Non-interest income rose by $21 million or 21.6% compared to the March 2003 half, reflecting higher non-interest income attributable to bank bill fee income and trading activities.
- Operating expenses increased by $13 million to $101 million reflecting the growth in this business. The expense to income ratio was 33.7% compared to 34.2% in the September 2003 half.
- Bad and doubtful debts remained stable at $16 million compared to the March 2003 half.
- Annualised growth of IBB's middle market receivables (including bill acceptances) was 22.5% for the March 2004 half compared to 17.5% for the March 2003 half.

BankSA

BSA's contribution to profit before tax was $83 million for the half (31 March 2003: $68 million), an increase of 22.1%, reflecting:

- Growth in net interest income of $13 million or 11.9% to $122 million, due to the 16.6% increase in BSA's total assets to $8.3 billion (31 March 2003: $7.1 billion).
- Non-interest income increased by $6 million to $39 million compared to the March 2003 half, $3.6 million of the increase was due to profit on sale of land and buildings.
- Operating expenses increased by $3 million to $74 million from the March 2003 half. The expense to income ratio fell to 46.0% for the period from 50.0% in the March 2003 half.

Wealth Management

WM's contribution to profit before tax increased to $46 million for the half compared to $40 million in the March 2003 half, an increase of 15.0%.

The result reflects the following:

- Net interest income rose by $5 million to $28 million compared to the March 2003 half reflecting a 22.4% growth in its total assets since 31 March 2003 to $3.0 billion (31 March 2003: $2.5 billion).
- Non-interest income increased by $7 million to $116 million compared to the March 2003 half, reflecting growth in managed funds.
- Operating expenses increased by $6 million or 6.6% to $97 million (31 March 2003: $91 million). The cost to income ratio improved to 67.4% in the March 2004 half, down from 72.6% in the September 2003 half.

3.1.8 Segmental Results (continued)

For the half-year ended 31 March 2004	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	462	182	122	28	-	794
Non-interest income	202	118	39	116	-	475
Total segment revenue	664	300	161	144	-	1,269
Segment expense						
Bad and doubtful debts	31	16	4	1	-	52
Operating expenses						
- Other provisions	9	12	3	9	-	33
- Depreciation	26	3	4	1	-	34
- Deferred expenditure amortisation	27	3	4	1	-	35
- Other expenses	276	83	63	86	-	508
Total operating expenses	338	101	74	97	-	610
Goodwill amortisation	-	-	-	-	52	52
Total segment expenses	369	117	78	98	52	714
Share of (profit)/loss of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	295	184	83	46	(52)	556
Expense to income ratio (1)	50.9%	33.7%	46.0%	67.4%		
Income tax expense						180
Profit after income tax						376
Outside equity interest (OEI)						(1)
Profit after income tax and OEI						377

As at 31 March 2004	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	32,073	20,513	8,264	3,031	2,436	66,317
Segment Assets	32,073	20,513	8,264	3,031	2,445	66,326
Segment Liabilities	23,109	31,665	5,575	699	745	61,793
Other Segment Disclosure						
- Securitised loans	8,345	-	-	-	-	8,345
- Managed funds (2)	-	-	-	22,604	-	22,604

(1) Excludes bad and doubtful debts expense and goodwill amortisation.
(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.8 Segmental Results (continued)

For the half-year ended 30 September 2003	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	432	168	115	25	-	740
Non-interest income	200	113	39	110	-	462
Total segment revenue	632	281	154	135	-	1,202
Segment expense						
Bad and doubtful debts	30	16	7	1	-	54
Operating expenses						
- Other provisions	11	10	3	6	-	30
- Depreciation	25	4	5	1	-	35
- Deferred expenditure amortisation	31	4	4	1	-	40
- Other expenses	267	78	60	90	-	495
Total operating expenses	334	96	72	98	-	600
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	364	112	79	99	54	708
Share of (profit)/loss of investment in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	268	169	75	36	(54)	494
Expense to income ratio	52.8%	34.2%	46.8%	72.6%		
Income tax expense						166
Profit after income tax						328
Outside equity interest (OEI)						(5)
Profit after income tax and OEI						333

As at 30 September 2003	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- Securitised loans	7,788	-	-	-	-	7,788
- Managed funds	-	-	-	19,820	-	19,820

3.1.8 Segmental Results (continued)

For the half-year ended 31 March 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	404	175	109	23	-	711
Non-interest income	209	97	33	109	-	448
Total segment revenue	613	272	142	132	-	1,159
Segment expense						
Bad and doubtful debts	28	16	3	1	-	48
Operating expenses						
- Other provisions	7	9	2	5	-	23
- Depreciation	29	2	5	1	-	37
- Deferred expenditure amortisation	28	2	4	1	-	35
- Other expenses	256	75	60	84	-	475
Total operating expenses	320	88	71	91	-	570
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	348	104	74	92	54	672
Share of (profit)/loss of investment in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	265	165	68	40	(54)	484
Expense to income ratio	52.2%	32.4%	50.0%	68.9%		
Income tax expense						159
Profit after income tax						325
Outside equity interest (OEI)						-
Profit after income tax and OEI						325

As at 31 March 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	26,957	18,244	7,085	2,477	2,568	57,331
Segment Assets	26,957	18,244	7,085	2,477	2,577	57,340
Segment Liabilities	21,154	25,968	4,924	484	610	53,140
Other Segment Disclosure						
- Securitised loans	6,653	-	-	-	-	6,653
- Managed funds	-	-	-	17,677	-	17,677

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Assets			
Cash and liquid assets[(1)]	**1,324**	769	648
Due from other financial institutions	**348**	335	352
Trading securities	**5,426**	5,276	5,378
Investment securities	**35**	143	212
Loans and other receivables	**52,338**	48,904	44,718
Bank acceptances of customers	**3,692**	3,391	2,526
Property, plant and equipment	**466**	506	514
Goodwill	**1,215**	1,268	1,321
Other assets	**1,482**	2,122	1,671
Total Assets	**66,326**	62,714	57,340
Liabilities			
Retail funding and other borrowings	**55,220**	51,919	48,209
Due to other financial institutions	**1,007**	501	475
Bank acceptances	**3,692**	3,391	2,526
Bills payable	**178**	183	179
Other liabilities	**1,696**	2,355	1,751
Total Liabilities	**61,793**	58,349	53,140
Net Assets	**4,533**	4,365	4,200
Shareholders' Equity			
Share capital	**3,531**	3,468	3,399
Reserves	**105**	104	84
Retained profits	**541**	442	362
Outside equity interests	**356**	351	355
Total Shareholders' Equity	**4,533**	4,365	4,200
Shareholders' equity as a percentage of total assets	**6.83%**	6.96%	7.32%
Net tangible assets per ordinary share issued	**$5.24**	$4.86	$4.45
Number of ordinary shares issued (000's)	**509,773**	505,593	502,218

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

3.2.1 Total Assets

Total assets were $66.3 billion at 31 March 2004 (31 March 2003: $57.3 billion), an increase of 15.7%. The following items impacted total assets:

- lending assets (including bank acceptances and excluding securitised loans) grew by 18.6% to $56.0 billion compared to $47.2 billion at 31 March 2003; and
- the securitisation of $2.0 billion of residential lending receivables through the Crusade Program during the half (31 March 2003: US$1.1 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
70
65
60
55
50
45
40
7.50%
7.25%
7.00%
6.75%
6.50%
53
49
55
51
57
53
63
58
66
62
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $64.4 billion (31 March 2003: $53.9 billion) an increase of 19.4%. Annualised growth since 30 September 2003 was 14.3%.

Residential loans (including securitisation) increased by 19.4 % to $45.9 billion from $38.5 billion at 31 March 2003 reflecting strong demand for housing loans driven by low interest rates and the success of the Bank's initiatives to improve retention and grow loan approvals. Annualised growth since 30 September 2003 was 14.7%. Within residential loans, home equity loans grew strongly, increasing by 31.4% to $14.5 billion.

Consumer loans increased by 15.3% to $3.9 billion (31 March 2003: $3.4 billion), reflecting solid growth across all product lines. Annualised growth since 30 September 2003 was 15.0%.

Commercial loans (including bill acceptances) grew by 22.0% to $14.6 billion from $11.9 billion at 31 March 2003, reflecting the success of the Bank's Middle Market customer service model which results in low levels of customer churn and strong customer referrals. Also at 31 March 2004, there were $1,229 million (30 September 2003: $897 million) of bill financing included in trading securities. Annualised growth in commercial loans since 30 September 2003 after including these additional bills was 17.8%.

As at	March 2004 $M	Sept 2003 $M	March 2003 $M
RESIDENTIAL			
Housing [1]	**23,109**	22,125	20,790
Home equity loans	**14,474**	12,866	11,014
TOTAL RESIDENTIAL	**37,583**	34,991	31,804
CONSUMER			
Personal loans	**1,982**	1,861	1,765
Line of credit	**947**	857	776
Margin lending	**952**	892	824
TOTAL CONSUMER	**3,881**	3,610	3,365
COMMERCIAL			
Commercial loans	**8,757**	8,205	7,542
Hire purchase	**1,732**	1,659	1,539
Leasing	**368**	338	318
TOTAL COMMERCIAL	**10,857**	10,202	9,399
FOREIGN EXCHANGE CASH ADVANCES	**37**	88	153
STRUCTURED INVESTMENTS	**172**	189	161
GROSS RECEIVABLES	**52,530**	49,080	44,882
GENERAL PROVISION	**192**	176	164
NET RECEIVABLES	**52,338**	48,904	44,718
SECURITISED LOANS (balance not included above)	**8,345**	7,788	6,653
BANK BILL ACCEPTANCES (balance not included above)	**3,692**	3,391	2,526
ON AND OFF BALANCE SHEET RECEIVABLES	**64,375**	60,083	53,897

(1) March 2004 - net of $8,345 million of securitised loans (September 2003: $7,788 million; March 2003: $6,653 million).

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) decreased to $30 million at 31 March 2004 (31 March 2003: $36 million).

As at	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	**50**	49	53
Specific Provisions	**33**	32	34
Net Loan Balances	**17**	17	19
Without provisions:			
Gross Loan Balances	**6**	5	10
Total Non-accrual Loans:			
Gross Loan Balances	**56**	54	63
Specific Provisions	**33**	32	34
Net Loan Balances	**23**	22	29
Section 2 - Restructured Loans (1)			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	**7**	7	7
TOTAL IMPAIRED ASSETS (2)	**30**	29	36
Section 4 - Past Due Loans (3)			
Residential loans	**69**	75	75
Other	**92**	84	82
Total	**161**	159	157

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.

(2) These balances consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis.

(3) Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000 and well secured.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
45
40
35
30
25
20
15
10
5
0
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
40
38
29
22
23
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $161 million compared to $157 million at 31 March 2003.

As at	March 2004	Sept 2003	March 2003
Specific provision coverage for non-accruals	**58.93%**	59.26%	53.97%
Gross non-accruals / Net receivables	**0.11%**	0.11%	0.14%
Net non-accruals / Net receivables	**0.04%**	0.04%	0.06%

3.2.4 Provisioning

Half-Year Ended	March 2004 $M	Sept 2003 $M	March 2003 $M
GENERAL PROVISION			
Balance at beginning of period	**176**	164	152
Net provision raised during the period	**16**	12	12
Balance at end of period	**192**	176	164
SPECIFIC PROVISION			
Balance at beginning of period	**65**	67	71
Net provision raised during the period	**36**	42	36
Bad debt write offs	**(29)**	(44)	(40)
Balance at end of period	**72**	65	67
TOTAL PROVISION	**264**	241	231

The Bank's general provision for doubtful debts when combined with the tax effected balance of unearned income on mortgage insurance premiums of $12 million represents 0.51% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not a dynamic provision determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 31 March 2004, total Treasury Securities were $5,461 million (31 March 2003: $5,590 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 31 March 2004 was $35 million and the market value was $35 million.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
7,000
6,000
5,000
4,000
3,000
2,000
5,443
6,169
5,590
5,419
5,461
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $55.2 billion at 31 March 2004, an increase of 14.5% since 31 March 2003.

As at	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Retail funding	**34,870**	33,875	31,847
Other deposits	**8,875**	9,323	7,816
Offshore borrowings	**7,654**	5,548	5,529
Domestic borrowings	**2,262**	2,093	2,081
Subordinated debt	**1,559**	1,080	936
Total	**55,220**	51,919	48,209
Retail funding as a % of Total Retail Funding and Other Borrowings	**63.1%**	65.2%	66.1%


Funding
$ billion
40
35
30
25
20
15
10
5
-
70.0%
68.0%
66.0%
64.0%
62.0%
60.0%
27.5
17.0
29.7
17.0
31.8
16.4
33.9
18.0
34.9
20.3
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

Retail funding has grown by 9.5% to $34.9 billion since 31 March 2003 and accounts for 63.1% of total funding and other borrowings (31 March 2003: 66.1%). The annualised growth rate for retail deposits from 30 September 2003 has fallen to 5.9% in response to improvements in global equity markets which are delivering stronger returns and the impact of tactical pricing changes to the directsaver account.

The balance of directsaver accounts at 31 March 2004 was $5.2 billion up from $4.3 billion at 31 March 2003. The balance of Portfolio CMA at 31 March 2004 was $5.6 billion up from $4.9 billion at 31 March 2003.

Transaction account balances increased to $11.6 billion from $10.7 billion at 31 March 2003, reflecting the success of the Group's new "Freedom" transaction account and simplified fee structures that reward customers for holding higher balances.

3.2.6 Retail Funding and Other Borrowings (continued)

The graphs below illustrate the diversification of the Bank's retail funding base.

March 2004: $34.9 bn


Direct
Saver
15%
Transaction
33%
Savings
2%
Investment
19%
Fixed term
31%

March 2003: $31.8 bn


Direct
Saver
14%
Transaction
34%
Savings
2%
Investment
18%
Fixed term
32%

Other borrowings

Other borrowings increased to $20.3 billion from $16.4 billon at 31 March 2003. The Group's senior and subordinated debt raisings are based on a long-term strategy of prudent diversification of wholesale funding sources.

3.2.7 Shareholders' Equity

Shareholders' equity of $4,533 million represents 6.83% of total assets as at 31 March 2004.


Shareholders' Equity
$ billion
4.50
4.00
3.50
3.00
2.50
2.00
7.40%
7.20%
7.00%
6.80%
6.60%
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Ordinary equity
Depositary Capital Securities
Total Equity as a percentage of Total Assets
Retained profits and other equity
PRYMES

Shareholders' equity comprises ordinary equity of $3,225 million, preferred resetting yield marketable equity securities of $291 million, depositary capital securities of $334 million, and retained profits and other equity of $683 million.

Below is a table detailing the movements in ordinary equity during the half-year.

	$M	Number of Shares
Balance as at 1 October 2003	3,162	505,592,816
Shares issued under various plans:		
Dividend Reinvestment Plan – 2003 final ordinary dividend	63	3,250,056
Employee Reward Share Plan	-	312,571
Employee Performance Share Plan	-	587,870
Executive Option Plan	-	30,000
Balance as at 31 March 2004	3,225	509,773,313

3.2.8 Sell Back Rights

In February 2001, St.George granted Sell Back Rights to effect an off-market buy-back of its ordinary shares. The Australian Taxation Office (ATO) subsequently issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights. St.George has funded litigation on behalf of shareholders to challenge the Class Ruling. A hearing on this matter was held in the Federal Court on 30 October 2003.

On 14 April 2004, the Federal Court handed down its judgment in the test case on whether shareholders who were entitled to sell-back rights granted by St.George in February 2001 should be taxed on the value of those rights when they were granted. The Federal Court held that the affected shareholders should not be taxed on the value of the sell-back rights.

The Commissioner of Taxation has the right to appeal against the decision with the Federal Court within 21 days of the decision being handed down.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 60 cents per ordinary share up from 45 cents in March 2003. This higher dividend reflects the Group's strong profit result and a step change in the payout (refer section 1.2 Capital Management). 100% of the dividend will be franked at 30% and will be payable on 2 July 2004. Ordinary shares will trade ex-dividend on 11 June 2004.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 18 June 2004 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 18 June 2004. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 22 June 2004. A combined DRP advice/holding statement will be despatched to DRP participants by 16 July 2004.


Ordinary Dividends and Earnings per Share
Cents per share
Cents per share
0
10
20
30
40
50
60
70
110.0
120.0
130.0
140.0
150.0
160.0
170.0
38
42
45
50
60
122.4
126.9
140.6
143.8
160.0
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Ordinary dividend (LHS)
Annualised basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount ($'m)	Franked
Depositary Capital Securities			
1 October 2003 – 31 December 2003	31 December 2003	7	No
1 January 2004 – 31 March 2004 (A)	30 June 2004	7	No
		14	
Preferred Resetting Yield Marketable Equity Securities			
1 October 2003 – 20 February 2004	20 February 2004	7	100% franked at 30%
21 February 2004 – 31 March 2004	20 August 2004	2	100% franked at 30%
		9	

(A) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 31 March 2004.

[1] Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.1% and a total capital ratio of 10.9% (31 March 2003: 10.6%).

As at	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Qualifying Capital			
Tier 1			
Share capital	**3,531**	3,468	3,399
Reserves	**386**	413	471
Retained profits	**541**	442	362
Perpetual notes (1)	**24**	-	-
Less: Expected dividend (2)	**(229)**	(190)	(177)
Goodwill and other APRA deductions (3)	**(1,428)**	(1,459)	(1,485)
Total Tier 1 Capital	**2,825**	2,674	2,570
Tier 2			
Asset revaluations	**46**	58	38
Perpetual note (1)	**-**	17	17
Subordinated debt (4)	**1,336**	917	781
General provision for doubtful debts (not tax effected)	**192**	176	164
Total Tier 2 Capital	**1,574**	1,168	1,000
Deductions from Capital			
Investments in non-consolidated entities net of goodwill and Tier 1 deductions (5)	**27**	27	27
Other	**1**	1	1
Total Deductions from Capital	**28**	28	28
Total Qualifying Capital	**4,371**	3,814	3,542
Risk Weighted Assets	**39,856**	36,903	33,407
Risk Weighted Capital Adequacy Ratio			
Tier 1	**7.1%**	7.2%	7.7%
Tier 2	**3.9%**	3.2%	3.0%
Deductions	**-0.1%**	-0.1%	-0.1%
Total Capital Ratio	**10.9%**	10.3%	10.6%

(1) Reclassification of Perpetual notes relating to the Bank's New Zealand Operations from Tier 2 to Tier 1 was granted by APRA in March 2004.
(2) In accordance with AASB 1044, provision for dividends on ordinary shares can only be recognised when declared. However, for capital adequacy purposes, expected dividends on ordinary shares are required to be deducted from capital. The expected dividend is adjusted for estimated dividend re-investment plan participation.
(3) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(4) In October 2003, the Bank completed a $US400 million subordinated note raising in the United States Rule 144A market.
(5) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio was 5.4% (31 March 2003: 5.5%).

As at	**March 2004 $M**	Sept 2003 $M	March 2003 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	**2,825**	2,674	2,570
Less: PRYMES	**291**	291	291
Depositary capital securities	**328**	366	414
Perpetual notes	**24**	-	-
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	**27**	27	27
Adjusted Common Equity	**2,155**	1,990	1,838
Risk Weighted Assets	**39,856**	36,903	33,407
Adjusted Common Equity Ratio	**5.4%**	5.4%	5.5%

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half-Year Ended 31 March 2004	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	656	15	4.57%
Due from other financial institutions	321	6	3.74%
Investment / trading securities	5,760	149	5.17%
Loans and other receivables	51,273	1,796	7.01%
Total interest earning assets	58,010	1,966	6.78%
NON-INTEREST EARNING ASSETS:			
Bills receivable	36		
Property, plant and equipment	484		
Other assets	6,772		
Provision for doubtful debts	(252)		
Total non-interest earning assets	7,040		
TOTAL ASSETS	65,050		
INTEREST BEARING LIABILITIES:			
Retail funding	34,428	607	3.53%
Other deposits	9,557	270	5.65%
Due to other financial institutions	527	9	3.42%
Domestic borrowings	2,764	82	5.93%
Offshore borrowings (2)	7,948	204	5.13%
Total interest bearing liabilities	55,224	1,172	4.24%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	177		
Other non-interest bearing liabilities	5,242		
Total non-interest bearing liabilities	5,419		
TOTAL LIABILITIES	60,643		
SHAREHOLDERS' EQUITY (3)	4,407		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	65,050		
Interest Spread (4)			2.54%
Interest Margin (5)			2.74%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 508.1 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 30 September 2003	Average Balance $M	Interest $M	Average Rate (1) %
INTEREST EARNING ASSETS:			
Cash and liquid assets	407	9	4.42%
Due from other financial institutions	185	3	3.24%
Investment / trading securities	5,597	131	4.68%
Loans and other receivables	47,854	1,624	6.79%
Total interest earning assets	54,043	1,767	6.54%
NON-INTEREST EARNING ASSETS:			
Bills receivable	12		
Property, plant and equipment	508		
Other assets	5,890		
Provision for doubtful debts	(238)		
Total non-interest earning assets	6,172		
TOTAL ASSETS	60,215		
INTEREST BEARING LIABILITIES:			
Retail funding	32,852	545	3.32%
Other deposits	8,882	239	5.38%
Due to other financial institutions	535	9	3.36%
Domestic borrowings	2,753	78	5.67%
Offshore borrowings (2)	6,492	156	4.81%
Total interest bearing liabilities	51,514	1,027	3.99%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	187		
Other non-interest bearing liabilities	4,287		
Total non-interest bearing liabilities	4,474		
TOTAL LIABILITIES	55,988		
SHAREHOLDERS' EQUITY (3)	4,227		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	60,215		
Interest Spread (4)			2.55%
Interest Margin (5)			2.74%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 503.9 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 31 March 2003	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	521	12	4.61%
Due from other financial institutions	139	2	2.88%
Investment / trading securities	5,623	138	4.91%
Loans and other receivables	44,466	1,515	6.81%
Total interest earning assets	50,749	1,667	6.57%
NON-INTEREST EARNING ASSETS:			
Bills receivable	24		
Property, plant and equipment	526		
Other assets	5,319		
Provision for doubtful debts	(229)		
Total non-interest earning assets	5,640		
TOTAL ASSETS	56,389		
INTEREST BEARING LIABILITIES:			
Retail funding	30,807	500	3.25%
Other deposits	8,067	204	5.06%
Due to other financial institutions	319	5	3.13%
Domestic borrowings	2,268	63	5.56%
Offshore borrowings (2)	6,949	184	5.30%
Total interest bearing liabilities	48,410	956	3.95%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	155		
Other non-interest bearing liabilities	3,723		
Total non-interest bearing liabilities	3,878		
TOTAL LIABILITIES	52,288		
SHAREHOLDERS' EQUITY (3)	4,101		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	56,389		
Interest Spread (4)			2.62%
Interest Margin (5)			2.80%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 500.9 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2004 and 30 September 2003. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	March 2004 over September 2003 ---Change Due To---			September 2003 over March 2003 ---Change Due To---		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	6	-	6	(3)	-	(3)
Due from other financial institutions	3	-	3	1	-	1
Investment / trading securities	4	14	18	(1)	(6)	(7)
Loans and other receivables	120	52	172	115	(6)	109
CHANGE IN INTEREST INCOME	133	66	199	112	(12)	100
INTEREST BEARING LIABILITIES :						
Retail funding	28	34	62	34	11	45
Other deposits	19	12	31	22	13	35
Due to other financial institutions	-	-	-	4	-	4
Domestic borrowings	-	4	4	14	1	15
Offshore borrowings	37	11	48	(11)	(17)	(28)
CHANGE IN INTEREST EXPENSE	84	61	145	63	8	71
CHANGE IN NET INTEREST INCOME	49	5	54	49	(20)	29

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	31 March 2004		30 September 2003		31 March 2003	
	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M	Notional Amount $M	Credit Equivalent* $M
Foreign Exchange						
Spot, Forwards	13,826	329	13,849	263	13,605	275
Swaps	7,635	439	5,985	277	5,475	278
Options	4,274	32	4,321	30	1,458	-
Total	25,735	800	24,155	570	20,538	553
Interest Rate						
Futures	7,831	-	7,627	-	33,746	-
Forward Rate Agreements	37,535	4	29,830	4	20,835	1
Swaps	77,105	138	63,493	198	68,160	367
Options	173	-	34	-	38	-
Total	122,644	142	100,984	202	122,779	368
Grand Total	148,379	942	125,139	772	143,317	921

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

In light of recent industry events, the Group has reviewed its internal controls, processes, procedures and management oversight of its traded market risk activities.

The results of the review confirm the appropriateness of the Group's processes and controls relative to the risks undertaken in this business.

3.3.5 Derivatives (continued)

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $148.4 billion as at 31 March 2004 (31 March 2003: $143.3 billion).


Counterparty Credit Risk
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
15.81%
11.86%
70.71%
0.76%
0.25%
0.61%
1
2
3
4
5
6
Level

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff.

Details of issues under this plan are as follows:

Allocation Date	Number of Shares Allocated	Issue Price ($)	Participating Employees	Shares per Employee
21-Nov-2003	312,571	20.07	6,379	49

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Details of shares acquired under this plan are as follows:

Allocation Date	Number of Shares Acquired	Average Purchase Price ($)	Participating Employees
28-Nov-03	126,268	20.24	201
19-Dec-03	1,424	19.58	14
15-Jan-04	823	20.20	3

Shares are acquired on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational.

3.3.6 Share and Option Plans (continued)

Employee Performance Share Plan (Performance Share Plan)

In accordance with the Rules of the Performance Share Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

The market price of the Bank's shares at 31 March 2004 was $21.14 (31 March 2003: $19.21). The outstanding awards have a market value of $17.9 million as at 31 March 2004.

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Share Plan are as follows:

			Movement during the period				
Date Awards Granted	Vesting Date	Awards Outstanding 1 Oct 2003	Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Awards Outstanding 31 Mar 2004	Senior Executives in Plan
01-Nov-00	15-Nov-03	200,107	-	244	195,064	4,799	2
06-Nov-00	06-Nov-03	1,800	-	-	1,800	-	-
29-Jan-01	15-Nov-03	2,000	-	-	2,000	-	-
05-Feb-01	15-Nov-03	6,667	-	-	6,667	-	-
05-Mar-01	15-Nov-03	1,500	-	-	1,500	-	-
14-Mar-01	15-Nov-03	897	-	-	897	-	-
12-Apr-01	15-Nov-03	4,033	-	-	4,033	-	-
01-Jul-01	15-Nov-03	1,500	-	-	1,500	-	-
01-Oct-01	15-Nov-03	199,824	-	1,472	194,368	3,984	2
01-Oct-01	15-Nov-04	207,191	-	1,882	19,975	185,334	84
01-Oct-01	15-Nov-04	189,500	-	10,645	-	178,855	84
02-Jan-02	15-Nov-03	2,278	-	-	2,278	-	-
02-Jan-02	15-Nov-04	2,278	-	-	-	2,278	1
02-Jan-02	15-Nov-04	2,278	-	-	-	2,278	
24-Jan-02	15-Nov-03	12,482	-	-	12,482	-	-
24-Jan-02	15-Nov-03	1,344	-	-	1,344	-	-
24-Jan-02	15-Nov-04	1,344	-	-	-	1,344	1
24-Jan-02	15-Nov-04	1,344	-	-	-	1,344	
31-Jan-02	15-Nov-03	24,409	-	-	24,409	-	-
31-Jan-02	15-Nov-03	3,872	-	-	3,872	-	-
31-Jan-02	15-Nov-04	3,872	-	3,872	-	-	
31-Jan-02	15-Nov-04	3,872	-	3,872	-	-	
01-Feb-02	15-Nov-03	911	-	-	911	-	-
01-Feb-02	15-Nov-04	911	-	-	-	911	1
01-Feb-02	15-Nov-04	911	-	-	-	911	
25-Feb-02	25-Feb-04	2,797	-	-	-	2,797	1
25-Feb-02	25-Feb-05	2,797	-	-	-	2,797	
25-Feb-02	15-Nov-03	3,729	-	-	3,729	-	-
25-Feb-02	15-Nov-04	3,729	-	-	-	3,729	1
25-Feb-02	15-Nov-04	3,729	-	-	-	3,729	
03-Apr-02	15-Nov-03	12,710	-	1,271	11,439	-	-
03-Apr-02	25-Feb-03	911	-	-	911	-	-
03-Apr-02	25-Feb-04	911	-	-	-	911	1
03-Apr-02	25-Feb-05	911	-	-	-	911	

3.3.6 Share and Option Plans (continued)

Date Awards Granted	Vesting Date	Awards Outstanding 1 Oct 2003	Movement during the period: Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted	Awards Outstanding 31 Mar 2004	Senior Executives in Plan
04-Apr-02	24-Jun-03	3,676	-	-	3,676	-	-
04-Apr-02	24-Jun-04	3,676	-	-	-	3,676	1
04-Apr-02	15-Nov-03	1,488	-	-	1,488	-	-
04-Apr-02	15-Nov-04	1,488	-	-	-	1,488	1
04-Apr-02	15-Nov-04	1,488	-	-	-	1,488	
08-Apr-02	15-Nov-03	13,144	-	-	13,144	-	-
08-Apr-02	15-Nov-03	1,298	-	-	1,298	-	-
08-Apr-02	15-Nov-04	1,298	-	-	-	1,298	1
08-Apr-02	15-Nov-04	1,298	-	-	-	1,298	
01-May-02	15-Nov-03	10,949	-	2,190	8,759	-	-
01-May-02	15-Nov-03	729	-	-	729	-	-
01-May-02	15-Nov-04	729	-	-	-	729	1
01-May-02	15-Nov-04	729	-	-	-	729	
15-May-02	15-Nov-04	734	-	-	734	-	-
16-May-02	15-Nov-03	9,477	-	-	9,477	-	-
16-May-02	15-Nov-03	1,162	-	-	1,162	-	-
16-May-02	15-Nov-04	1,162	-	-	-	1,162	1
16-May-02	15-Nov-04	1,162	-	-	-	1,162	
02-Jun-02	22-Jul-03	20,000	-	-	20,000	-	-
02-Jun-02	22-Jul-04	20,000	-	-	-	20,000	1
02-Jun-02	22-Jul-05	20,000	-	-	-	20,000	
02-Jun-02	15-Nov-03	1,155	-	-	1,155	-	-
02-Jun-02	15-Nov-04	1,155	-	-	-	1,155	1
02-Jun-02	15-Nov-04	1,155	-	-	-	1,155	
27-Jun-02	15-Nov-03	454	-	-	454	-	-
27-Jun-02	15-Nov-04	454	-	-	-	454	1
27-Jun-02	15-Nov-04	454	-	-	-	454	
01-Jul-02	01-Jul-03	2,571	-	-	2,571	-	-
01-Jul-02	01-Jul-04	2,571	-	-	-	2,571	1
01-Jul-02	15-Nov-03	864	-	-	864	-	-
01-Jul-02	15-Nov-04	864	-	-	-	864	1
01-Jul-02	15-Nov-04	864	-	-	-	864	
01-Oct-02	15-Nov-04	21,433	-	-	-	21,433	8
01-Oct-02	15-Nov-05	21,433	-	-	-	21,433	
01-Oct-02	15-Nov-05	21,433	-	-	-	21,433	
05-May-03	30-Sep-03	5,026	-	-	5,026	-	-
05-May-03	30-Sep-04	5,026	-	-	-	5,026	1
05-May-03	30-Sep-05	5,026	-	-	-	5,026	
01-Oct-03	30-Sep-05	-	18,743	-	-	18,743	8
01-Oct-03	30-Sep-06	-	18,743	-	-	18,743	
01-Oct-03	30-Sep-07	-	18,743	-	-	18,743	
01-Oct-03	30-Sep-04	-	114,417	1,446	1,577	111,394	83
01-Oct-03	30-Sep-05	-	114,417	1,446	1,577	111,394	
12-Dec-03	12-Dec-03	-	25,000	-	25,000	-	-
23-Dec-03	31-Dec-04	-	27,600	-	-	27,600	1
23-Dec-03	31-Dec-05	-	10,000	-	-	10,000	
TOTAL		1,116,974	347,663	28,340	587,870	848,427	

3.3.6 Share and Option Plans (continued)

Executive Option Plan (Option Plan)

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving prescribed performance hurdles. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

Date Options Granted	Exercise Period (1)			Exercise Price (2) ($)	Options Outstanding 1 Oct 2003	Movement during the half Number of Options:			Options Outstanding 31 Mar 2004	Senior Executives in Plan (3)
						Granted	Forfeited	Exercised		
17-Mar-00	17-Mar-03	to	17-Mar-05	11.39	30,000	-	-	30,000	-	
12-Dec-01	12-Jun-04	to	12-Dec-06	16.91	250,000	-	-	-	250,000	
12-Dec-01	12-Jun-05	to	12-Dec-06	16.91	250,000	-	-	-	250,000	1
12-Dec-01	12-Jun-06	to	12-Dec-06	16.91	500,000	-	-	-	500,000	
01-Oct-02	15-Nov-04	to	01-Oct-07	18.16	148,429	-	-	-	148,429	
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	-	-	148,429	6
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	-	-	148,429	
01-Oct-03	30-Sep-05	to	01-Oct-09	20.40	-	214,834	-	-	214,834	
01-Oct-03	30-Sep-06	to	01-Oct-09	20.40	-	214,834	-	-	214,834	8
01-Oct-03	30-Sep-07	to	01-Oct-09	20.40	-	214,834	-	-	214,834	
				TOTAL	1,475,287	644,502	-	30,000	2,089,789	

1. The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to the Grant Date, calculated in accordance with the Option Plan Rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

Non-Executive Directors' Share Purchase Plan (Directors' Plan)

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares. Brokerage is payable by the Bank. Shares purchased under this Plan are expensed in the Statement of Financial Performance.

Details of shares allocated under the Directors' Plan are as follows:

Allocation Date	Shares Acquired	Average Purchase Price ($)	Participating Non-Executive Directors
28-Nov-2003	5,929	20.24	3

4 Further Information

4.1 Branches

As at	March 2004	Sept 2003	March 2003
New South Wales	**206**	222	225
Australian Capital Territory	**13**	13	14
Queensland	**21**	23	23
Victoria	**35**	31	30
South Australia	**109**	109	111
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**390**	404	409
Assets per branch - $M	**170**	155	140
Net Profit [1] per branch (annualised)			
- after income tax, OEI and before goodwill - $'000	**2,200**	1,916	1,853
- after income tax, OEI and goodwill - $'000	**1,933**	1,649	1,589

(1) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	March 2004	Sept 2003	March 2003
New South Wales	**4,578**	4,576	4,372
Australian Capital Territory	**164**	146	143
Queensland	**252**	242	228
Victoria	**331**	287	262
South Australia	**1,201**	1,178	1,174
Western Australia	**96**	94	90
Northern Territory	**33**	35	31
	6,655	6,558	6,300
SEALCORP	**579**	604	591
Scottish Pacific	**140**	143	144
St.George Bank New Zealand	**20**	20	12
Total Permanent and Casual Staff	**7,394**	7,325	7,047
Assets per staff - $M	**9.0**	8.6	8.1
Staff per $m assets - No.	**0.11**	0.12	0.12
Net Profit [1] per average staff (annualised)			
- after income tax, OEI and before goodwill - $'000	**117.1**	107.5	106.5
- after income tax, OEI and goodwill - $'000	**102.9**	92.5	91.3
Total Group Workforce [2]	**7,932**	7,839	7,579

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
31 May 2004	Melbourne Shareholder Information Meeting
11 June 2004	Ex-dividend trading for interim ordinary share dividend
18 June 2004	Record date for interim ordinary share dividend
2 July 2004	Payment of interim ordinary share dividend

Proposed Dates

Date	Event
30 July 2004	Ex-dividend trading for PRYMES
6 August 2004	Record date for PRYMES
20 August 2004	Payment date for PRYMES
30 September 2004	Financial year end
3 November 2004	Announcement of financial results and final ordinary share dividend
29 November 2004	Ex-dividend trading for final ordinary share dividend
3 December 2004	Record date for final ordinary share dividend
17 December 2004	Payment of final ordinary share dividend
17 December 2004	Annual General Meeting

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 3745
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au

FILE NO. 82-3809

st.george

St.George Bank Limited

ABN 92 055 513 070

Consolidated Financial Report

for the half-year ended

31 March 2004

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2004

Directors' Report 57

Consolidated Statement of Financial Performance 59

Consolidated Statement of Financial Position 60

Consolidated Statement of Cash Flows 61

Notes to and forming part of the Financial Report
1. Statement of Significant Accounting Policies 62

Consolidated Statement of Financial Performance Notes
2. Revenues from Ordinary Activities 63
3. Expenses from Ordinary Activities 64
4. Bad and Doubtful Debts 64
5. Dividends Provided for or Paid 65
6. Earnings per Share 65

Consolidated Statement of Financial Position Notes
Asset Notes
7. Investment Securities 65
8. Loans and Other Receivables 66
9. Provisions for Impairment 66

Liability Note
10. Deposits and Other Borrowings 66

Shareholders' Equity Notes
11. Share Capital 67
12. Retained Profits 67
13. Outside Equity Interests in Controlled Entities 67

Other Notes
14. Consolidated Statement of Cash Flows Notes 68
15. Segmental Reporting 69
16. Tax Consolidation 73
17. Contingent Liabilities 73
18. Events Subsequent to Balance Date 73

Directors' Declaration 74

Independent Review Report by External Auditors 75

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2004

The Directors of St.George Bank Limited (the Bank) submit their report on the consolidated financial report for the half-year ended 31 March 2004 and the auditors' review report thereon.

Directors

The names of the Directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name

F J Conroy
Chairman
G P Kelly
Managing Director and Chief Executive Officer
L F Bleasel
J S Curtis
P D R Isherwood
L B Nicholls
G J Reaney
J M Thame

Review of Operations

Unless otherwise indicated, comparative figures relate to the half-year ended 31 March 2003.

Profit from ordinary activities after tax and outside equity interests for the half-year ended 31 March 2004 was $377 million (31 March 2003: $325 million), an increase of 16%. The increase was primarily due to strong growth in net interest income driven by continued growth in residential and business lending while focussing on cost containment.

Net Interest Income

- Net interest income for the half-year was $794 million (31 March 2003: $711 million), an increase of 11.7%. The increase is due to growth in average interest earning assets of 14.3% since March 2003 which is partially offset by a decline in the net interest margin to 2.74% from 2.80% in the previous corresponding period. The net interest margin was stable when compared to 2.74% in the September 2003 half-year.

Other Income

- Other income was $475 million (31 March 2003: $448 million), an increase of 6.0%. Other income accounts for 37.4% of total income (31 March 2003: 38.7%). The increase in other income resulted from growth in bank acceptances, managed funds and securitised loans, increased financial markets income from trading activities and profits arising from the continuation of the Bank's property sale and lease-back program.
- Growth in other income was impacted by a reduction in credit and debit card interchange fees together with an increase in home loan broker commissions.
- Managed funds increased to $22.6 billion (30 September 2003: $19.8 billion; 31 March 2003: $17.7 billion).

Operating Expenses

- The expense to income ratio, before goodwill amortisation decreased to 48.1% (31 March 2003: 49.2%) due to a continued focus on cost containment and growth in total income underpinned by strong lending asset growth. The expense to income ratio also improved when compared to 49.9% in the September 2003 half-year.
- Operating expenses before goodwill were $610 million (31 March 2003: $570 million), an increase of 7.0%. When compared to the September 2003 half-year, operating expenses before goodwill increased by 1.7%.

Income Tax

- Income tax expense increased by $21 million to $180 million compared to the previous corresponding period.

Shareholder Returns

- Annualised return on average ordinary equity before goodwill increased to 21.56% (31 March 2003: 20.36%).
- Basic earnings per ordinary share increased to 69.7 cents (31 March 2003: 59.5 cents).
- The Board has declared an interim ordinary dividend of 60 cents per ordinary share, payable on 2 July 2004. This dividend will be fully franked at 30%.

Corporate Governance

In accordance with the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer and the Chief Financial Officer, have provided a written statement to the Board that the financial report represents a true and fair view of the Bank's financial position as at 31 March 2004 and of its performance for the six months ended 31 March 2004, in accordance with relevant accounting standards and regulations.

Rounding of Amounts

In accordance with Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, amounts in this report and the accompanying consolidated financial statements have been rounded off to the nearest million dollars except where otherwise indicated.

Signed in accordance with a resolution of the Directors.

....	....
F J Conroy	G P Kelly
Chairman	Managing Director and Chief Executive Officer

Signed at Sydney
New South Wales
4 May 2004

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 MARCH 2004

	NOTE	Half-Year to 31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Interest income	2	**1,966**	1,767	1,667
Interest expense	3	**1,172**	1,027	956
Net interest income		**794**	740	711
Other income	2	**475**	462	448
Total ordinary income (net of interest expense)		**1,269**	1,202	1,159
Charge for bad and doubtful debts	4	**52**	54	48
Operating expenses				
- staff		**310**	300	277
- computer and equipment		**101**	103	104
- occupancy		**67**	63	62
- administration and other		**132**	134	127
Total operating expenses	3	**610**	600	570
Share of net (profit)/loss of equity accounted associates		**(1)**	-	3
Goodwill amortisation		**52**	54	54
Profit from ordinary activities before income tax		**556**	494	484
Income tax expense		**180**	166	159
Profit from ordinary activities after income tax		**376**	328	325
Net loss attributable to outside equity interests		**(1)**	(5)	-
Net profit attributable to members of the Bank		**377**	333	325
Non Owner Changes in Equity				
Net decrease in retained profits on initial adoption of:				
Revised AASB 1028 "Employee Benefits"		**-**	-	(1)
Net (decrease)/increase in asset revaluation and realisation reserve		**(1)**	18	-
Net increase in claims equalisation reserve		**2**	2	4
Net increase in depositors' and borrowers' redemption reserve		**-**	-	1
Net (decrease)/increase in foreign currency revaluation reserve		**-**	(1)	1
		1	19	5
Total changes in equity other than those resulting from transactions with owners as owners		**378**	352	330
Dividends per ordinary share (cents)	5	**60**	50	45
Basic earnings per ordinary share (cents)	6	**69.7**	61.2	59.5
Diluted earnings per ordinary share (cents)	6	**69.4**	61.2	59.5
Basic earnings per preferred resetting yield marketable equity security ($)	6	**3.18**	3.18	3.18

The consolidated statement of financial performance should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 62 to 73.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2004

	NOTE	As at 31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
ASSETS				
Cash and liquid assets		**1,324**	769	648
Due from other financial institutions		**348**	335	352
Trading securities		**5,426**	5,276	5,378
Investment securities	7	**35**	143	212
Loans and other receivables	8	**52,338**	48,904	44,718
Bank acceptances of customers		**3,692**	3,391	2,526
Investment in associated companies		**9**	7	9
Other investments		**82**	102	106
Property, plant and equipment		**466**	506	514
Goodwill		**1,215**	1,268	1,321
Other assets		**1,391**	2,013	1,556
TOTAL ASSETS		**66,326**	62,714	57,340
LIABILITIES				
Deposits and other borrowings	10	**46,007**	45,291	41,744
Due to other financial institutions		**1,007**	501	475
Bank acceptances		**3,692**	3,391	2,526
Provision for dividends	18	**9**	10	12
Income tax liability		**297**	320	257
Other provisions		**94**	93	92
Bonds and notes		**7,654**	5,548	5,529
Loan capital		**1,559**	1,080	936
Bills payable and other liabilities		**1,474**	2,115	1,569
TOTAL LIABILITIES		**61,793**	58,349	53,140
NET ASSETS		**4,533**	4,365	4,200
SHAREHOLDERS' EQUITY				
Share capital	11	**3,531**	3,468	3,399
Reserves		**105**	104	84
Retained profits	12	**541**	442	362
Shareholders' equity attributable to members of the Bank		**4,177**	4,014	3,845
Outside equity interests in controlled entities	13	**356**	351	355
Total Shareholders' Equity		**4,533**	4,365	4,200

The consolidated statement of financial position should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 62 to 73.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2004

	NOTE	Half-Year to 31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		1,971	1,782	1,659
Interest paid		(1,113)	(1,108)	(1,001)
Dividends received		2	-	3
Other income received		578	525	484
Operating expenses paid		(697)	(606)	(599)
Income taxes paid		(200)	(100)	(159)
Net (payments for)/proceeds from the sale and purchase of trading securities		(189)	102	370
Net cash provided by operating activities	14(a)	352	595	757
CASH FLOWS FROM INVESTING ACTIVITIES				
Disposal of controlled entity	14(c)	-	-	(4)
Restructuring costs		-	-	(20)
Net proceeds from sale of investment securities		109	69	178
Net increase in loans and other receivables		(3,461)	(4,243)	(1,965)
Payments for shares		(7)	(2)	(2)
Proceeds from sale of shares		-	11	1
Payments of research and development costs		(2)	(3)	(3)
Payments for property, plant and equipment		(27)	(26)	(27)
Proceeds from sale of property, plant and equipment		75	28	36
Net (increase)/decrease in other assets		(21)	(51)	49
Net cash used in investing activities		(3,334)	(4,217)	(1,757)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase in deposits		696	3,599	3,425
Proceeds from other borrowings		12,898	2,150	7,751
Repayment of other borrowings		(10,650)	(1,865)	(8,980)
Proceeds from loan capital		577	249	-
Repayment of loan capital		-	(39)	-
Net decrease in other liabilities		(259)	(222)	(212)
Proceeds from the issue of shares		-	1	4
Net proceeds from the issue of a perpetual note		7	-	17
Dividends paid		(213)	(184)	(190)
Net cash provided by financing activities		3,056	3,689	1,815
Net increase in cash and cash equivalents		74	67	815
Cash and cash equivalents at the beginning of the half-year		413	346	(469)
Cash and cash equivalents at the end of the half-year	14(b)	487	413	346

The consolidated statement of cash flows should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 62 to 73.

Note 1: Statement of Significant Accounting Policies

(a) Basis of preparation of the half-year financial report

This general purpose financial report for the half-year ended 31 March 2004 has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the Bank's Concise Annual Report and Full Financial Report for the year ended 30 September 2003 and any public announcements made by the Bank and its controlled entities during the half-year ended 31 March 2004 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those of the previous year-end and corresponding half-year.

Where an entity either began or ceased to be controlled during the period, its results are included only from the date control commenced or up to the date control ceased.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to their present value, except where specifically stated.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Reclassification of financial information

Where necessary, the half-year accounts have been changed to reflect the sub totals and totals disclosed in the year-end accounts and comparative figures have been amended to conform with changes in presentation in the current half-year.

Note 2: Revenues from Ordinary Activities

	Half-Year to		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Interest Income	**1,966**	1,767	1,667
Other Income			
Trading income	**34**	35	18
Product fees and commissions			
- Lending	**34**	34	34
- Deposit and other accounts	**103**	107	109
- Electronic banking	**91**	93	89
Securitisation service fees	**42**	44	38
Managed funds fees	**94**	86	86
Dividend income	**2**	-	3
Profit on disposal of land and buildings	**19**	10	15
Profit on disposal of shares	-	1	2
Factoring and invoice discounting income	**10**	10	10
Bill acceptance fees	**31**	26	22
Rental income	**6**	8	8
Other	**9**	8	14
	475	462	448
Total revenue from ordinary activities	**2,441**	2,229	2,115

Note 3: Expenses from Ordinary Activities

	Half-Year to		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Interest Expense	1,172	1,027	956
Operating expenses			
Staff			
Salaries and wages	254	246	223
Contractors' fees	5	5	5
Superannuation contributions	20	19	20
Payroll tax	17	15	15
Fringe benefits tax	4	4	5
Other	10	11	9
	310	300	277
Computer and equipment			
Depreciation	20	20	21
Deferred expenditure amortisation	35	40	35
Rentals on operating leases	9	8	8
Other	37	35	40
	101	103	104
Occupancy			
Depreciation and amortisation	14	15	16
Rentals on operating leases	34	30	29
Other	19	18	17
	67	63	62
Administration and other			
Fees and commissions	12	15	14
Advertising and public relations	21	23	23
Telephone	6	7	6
Printing and stationery	19	19	17
Postage	9	9	9
Subscriptions and levies	3	3	3
Consultants	9	10	8
Other	53	48	47
	132	134	127
Total operating expenses	610	600	570
Total expenses from ordinary activities	1,782	1,627	1,526

Note 4: Bad and Doubtful Debts

Charge to general provision	16	12	12
Charge to specific provision	36	42	36
Total bad and doubtful debts expense	52	54	48

Note 5: Dividends Provided for or Paid

	Half-Year to		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Ordinary dividends			
2002 Final dividend (fully franked - 42 cents)	-	-	209
2003 Interim dividend (fully franked - 45 cents)	-	227	-
2003 Final dividend (fully franked - 50 cents)	253	-	-
	253	227	209
Other dividends			
DCS[(1)] dividend provided for or paid (unfranked)	14	15	18
PRYMES[(2)] dividend provided for or paid (fully franked)	9	10	9
	23	25	27
Total dividends	276	252	236

(1) Depositary capital securities
(2) Preferred resetting yield marketable equity securities

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $330 million (March 2003: $154 million) after adjusting for:
(i) franking credits that will arise from the payment of income tax payable as at the end of the half-year; and
(ii) franking debits that will arise from the payment of dividends recognised as a liability or proposed but not declared at the end of the half-year; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent half-year.

Note 6: Earnings per Share

Ordinary Share				
Basic earnings per share	(Cents)	**69.7**	61.2	59.5
Diluted earnings per share	(Cents)	**69.4**	61.2	59.5
Basic PRYMES	($)	**3.18**	3.18	3.18
Alternative earnings per ordinary share[(1)]				
Basic earnings per share	(Cents)	**80.0**	71.9	70.3
Diluted earnings per share	(Cents)	**79.4**	71.7	70.0

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Note 7: Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and in respect of fixed interest securities, are adjusted for amortised premiums and discounts on acquisition.

	As at		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Book value of investment securities	35	143	212
Market value of investment securities	35	141	201

Note 8: Loans and Other Receivables

	As at		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Housing loans [(1)]	**37,589**	34,998	31,812
Commercial loans	**8,802**	8,247	7,586
Personal loans	**2,944**	2,762	2,597
Lease and commercial hire purchase	**2,100**	1,996	1,857
Structured investments	**172**	189	161
Credit card receivables	**958**	865	783
Other	**37**	88	153
	52,602	49,145	44,949
Less: provision for impairment (refer note 9)			
Specific provision for doubtful debts	**72**	65	67
General provision for doubtful debts	**192**	176	164
Net loans and other receivables	**52,338**	48,904	44,718

(1) Excludes $8,345 million of securitised loans (September 2003: $7,788 million; March 2003: $6,653 million).

Note 9: Provisions for Impairment

Specific provision			
Opening balance	**65**	67	71
Charge to Statement of Financial Performance	**36**	42	36
Recoveries	**11**	4	6
Bad debt write-offs	**(40)**	(48)	(46)
Closing balance	**72**	65	67
General provision			
Opening balance	**176**	164	152
Charge to Statement of Financial Performance	**16**	12	12
Closing balance	**192**	176	164
Total provision for impairment	**264**	241	231

Note 10: Deposits and Other Borrowings

Certificates of deposit	**9,442**	10,259	8,490
Term and other deposits	**36,439**	34,954	33,133
Secured borrowings	**115**	59	98
Unsecured borrowings	**11**	19	23
	46,007	45,291	41,744

Note 11: Share Capital

	As at					
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M	**31 March 2004 No. Shares**	30 Sept 2003 No. Shares	31 March 2003 No. Shares
Capital						
Fully paid ordinary shares	**3,225**	3,162	3,093	**509,773,313**	505,592,816	502,217,964
Preferred Resetting Yield Marketable Equity Securities	**291**	291	291	**3,000,000**	3,000,000	3,000,000
General Reserve	**15**	15	15	-	-	-
	3,531	3,468	3,399			
Issued and Uncalled Capital						
Borrowers' shares - unpaid [1]	-	-	-	**5,382**	6,069	7,148
Depositors' shares - unpaid [1]	-	-	-	**285,442**	300,842	306,087
	-	-	-			
Movements in ordinary share capital						
Balance at beginning of half-year	**3,162**	3,093	3,043			
Ordinary shares issued	**63**	69	50			
Balance at end of half-year	**3,225**	3,162	3,093			

[1] These shares were originally issued to borrowers and depositors when St.George was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues which affect their rights, and have certain obligations on a winding up.

Note 12: Retained Profits

	As at		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Retained profits at the beginning of the half-year	**442**	362	71
Reversal of 2002 final ordinary dividend under AASB 1044	-	-	209
Adjustment relating to AASB 1028: Employee Benefits	-	-	(1)
Net profit after income tax attributable to members of the Bank	**377**	333	325
Total available for appropriation	**819**	695	604
Dividends recognised during the period	**(276)**	(252)	(236)
Transfer to reserves	**(2)**	(1)	(6)
Retained profits at the end of the half-year	**541**	442	362

Note 13: Outside Equity Interests in Controlled Entities

Depositary capital securities	**334**	334	334
Share capital	**2**	2	2
Perpetual notes	**24**	17	17
(Accumulated losses)/Retained profits	**(4)**	(2)	2
	356	351	355

Note 14: Consolidated Statement of Cash Flows Notes

(a) Reconciliation of net profit to net cash provided by operating activities

	Half-Year to		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Net Profit	**376**	328	325
Trading income	**(34)**	(35)	(18)
Profit on sale of property, plant and equipment	**(19)**	(10)	(15)
Profit on sale of shares	**-**	(1)	(2)
Bad and doubtful debts expense	**52**	54	48
Depreciation	**34**	34	37
Amortisation			
- leasehold	**-**	1	-
- goodwill	**52**	54	54
- deferred expenditure	**35**	40	35
Write down of investments	**-**	1	3
(Increase)/decrease in:			
- interest receivable	**2**	11	(9)
- other income receivable	**7**	10	-
- trading securities	**(189)**	102	370
(Decrease)/increase in:			
- interest payable	**60**	(82)	(44)
- accrued expenses	**-**	51	(16)
- income tax liability provisions	**(25)**	64	(16)
- other provisions	**1**	(27)	5
Net cash provided by operating activities	**352**	595	757

(b) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash at the end of the half-year is reconciled to the following items in the Statement of Financial Position:

	As at		
	31 March 2004 $M	30 Sept 2003 $M	31 March 2003 $M
Cash and liquid assets	**1,324**	769	648
Due from other financial institutions - at call	**348**	328	334
Due to other financial institutions - at call	**(1,007)**	(501)	(457)
Bills payable	**(178)**	(183)	(179)
Cash and cash equivalents at the end of the half-year	**487**	413	346

(c) Disposal of Controlled Entity

On 8 January 2003, the consolidated entity disposed of its 100% interest in Australian Clearing Services Pty Ltd (ACS) for $1.2 million consideration. ACS's contribution to net profit from 1 October 2002 to the date of its disposal was $191,000.

Note 15: Segmental Reporting

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business divisions, namely:

Personal Customers (PC) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services are now extending into country New South Wales and Victoria as part of the consolidated entity's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing funds management and administration, margin lending, financial planning, investment advice, private banking services and general and life insurance.

Note 15: Segmental Reporting

For the half-year ended 31 March 2004	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	462	182	122	28	-	794
Non-interest income	202	118	39	116	-	475
Total segment revenue	664	300	161	144	-	1,269
Segment expense						
Bad and doubtful debts	31	16	4	1	-	52
Operating expenses						
- Other provisions	9	12	3	9	-	33
- Depreciation	26	3	4	1	-	34
- Deferred expenditure amortisation	27	3	4	1	-	35
- Other expenses	276	83	63	86	-	508
Total operating expenses	338	101	74	97	-	610
Goodwill amortisation	-	-	-	-	52	52
Total segment expenses	369	117	78	98	52	714
Share of (profit)/loss of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	295	184	83	46	(52)	556
Expense to income ratio[(1)]	50.9%	33.7%	46.0%	67.4%		
Income tax expense						180
Profit after income tax						376
Outside equity interest (OEI)						(1)
Profit after income tax and OEI						377

As at 31 March 2004	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	32,073	20,513	8,264	3,031	2,436	66,317
Segment Assets	32,073	20,513	8,264	3,031	2,445	66,326
Segment Liabilities	23,109	31,665	5,575	699	745	61,793
Other Segment Disclosure						
- Securitised loans	8,345	-	-	-	-	8,345
- Managed funds[(2)]	-	-	-	22,604	-	22,604

(1) Excludes bad and doubtful debts expense and goodwill amortisation.
(2) The consolidated entity's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The consolidated entity's managed funds comprise funds under management, funds under administration and funds under advice.

Note 15: Segmental Reporting

For the half-year ended 30 September 2003	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	432	168	115	25	-	740
Non-interest income	200	113	39	110	-	462
Total segment revenue	632	281	154	135	-	1,202
Segment expense						
Bad and doubtful debts	30	16	7	1	-	54
Operating expenses						
- Other provisions	11	10	3	6	-	30
- Depreciation	25	4	5	1	-	35
- Deferred expenditure amortisation	31	4	4	1	-	40
- Other expenses	267	78	60	90	-	495
Total operating expenses	334	96	72	98	-	600
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	364	112	79	99	54	708
Share of (profit)/loss of investment in associates	-	-	-	-	-	-
Profit/(loss) before income tax expense	268	169	75	36	(54)	494
Expense to income ratio	52.8%	34.2%	46.8%	72.6%		
Income tax expense						166
Profit after income tax						328
Outside equity interest (OEI)						(5)
Profit after income tax and OEI						333

As at 30 September 2003	Personal Customers $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	7	7
- other assets	29,777	19,891	7,787	2,755	2,497	62,707
Segment Assets	29,777	19,891	7,787	2,755	2,504	62,714
Segment Liabilities	22,758	28,911	5,403	607	670	58,349
Other Segment Disclosure						
- Securitised loans	7,788	-	-	-	-	7,788
- Managed funds	-	-	-	19,820	-	19,820

Note 15: Segmental Reporting

For the half-year ended 31 March 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Segment revenue						
Net interest income	404	175	109	23	-	711
Non-interest income	209	97	33	109	-	448
Total segment revenue	613	272	142	132	-	1,159
Segment expense						
Bad and doubtful debts	28	16	3	1	-	48
Operating expenses						
- Other provisions	7	9	2	5	-	23
- Depreciation	29	2	5	1	-	37
- Deferred expenditure amortisation	28	2	4	1	-	35
- Other expenses	256	75	60	84	-	475
Total operating expenses	320	88	71	91	-	570
Goodwill amortisation	-	-	-	-	54	54
Total segment expenses	348	104	74	92	54	672
Share of (profit)/loss of investment in associates	-	3	-	-	-	3
Profit/(loss) before income tax expense	265	165	68	40	(54)	484
Expense to income ratio	52.2%	32.4%	50.0%	68.9%		
Income tax expense						159
Profit after income tax						325
Outside equity interest (OEI)						-
Profit after income tax and OEI						325

As at 31 March 2003	Personal Customers $M	Institutional & Business Banking $M	BankSA $M	Wealth Management $M	Other $M	Consolidated $M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	26,957	18,244	7,085	2,477	2,568	57,331
Segment Assets	26,957	18,244	7,085	2,477	2,577	57,340
Segment Liabilities	21,154	25,968	4,924	484	610	53,140
Other Segment Disclosure						
- Securitised loans	6,653	-	-	-	-	6,653
- Managed funds	-	-	-	17,677	-	17,677

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

Note 16: Tax Consolidation

At the date of this report, the Directors of the Bank have not made a decision on whether or not to elect into the tax consolidation regime. The Bank is continuing to consider the implications associated with the tax consolidation regime.

Note 17: Contingent Liabilities

There have been no material changes in contingent liabilities from those disclosed in the 30 September 2003 Full Financial Report.

Note 18: Events Subsequent to Balance Date

On 4 May 2004, the directors declared an interim dividend of 60 cents per ordinary share, amounting to $306 million. In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", this dividend has not been brought to account in the consolidated entity's financial statements for the half-year ended 31 March 2004.

On 2 April 2004, the Supreme Court approved a Scheme of Arrangement for First Data Corporation Limited (First Data) to acquire 100% of Cashcard Australia Limited (Cashcard). St.George holds 4,319,290 shares in Cashcard, which in accordance with consideration paid by First Data on 15 April 2004 resulted in a profit before tax of $17 million ($12 million after income tax) that will be brought to account in the second half of 2004 as a significant item. A further $2 million profit before tax may be recognised in the September 2005 year in accordance with the "Adjustment mechanisms" outlined in the Scheme of Arrangement.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' DECLARATION
FOR THE HALF-YEAR ENDED 31 MARCH 2004

In the opinion of the directors of St.George Bank Limited:

1. (a) The financial statements set out on pages 59 to 73, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 March 2004 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a consolidated entity, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

....	....
F J Conroy	G P Kelly
Chairman	Managing Director and Chief Executive Officer

Dated at Sydney

New South Wales

4 May 2004

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2004

SCOPE

We have reviewed the financial report of St.George Bank Limited (the Bank) for the half-year ended 31 March 2004, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration set out on pages 59 to 74. The financial report includes the consolidated financial statements of the consolidated entity comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of Bank personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Bank's financial position as at 31 March 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

J F Teer
Partner
10 Shelley Street
Sydney, New South Wales, 2000
4 May 2004

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Perpetual note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 perpetual note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A perpetual note with a face value of NZ$7.65 million has been issued to St.George (Note Issuing Vehicle Only) Pty Limited, a wholly owned subsidiary of St.George Bank Limited ("**St.George**"). St.George (Note Issuing Vehicle Only) Pty Limited has issued a corresponding perpetual note with a face value of NZ$7.65 million to Foodstuffs Retail Financial Services Limited, on equivalent terms with the perpetual note issued by St.George. The perpetual note is issued pursuant to the terms of the joint venture agreement between St.George and Foodstuffs governing their retail banking alliance in New Zealand. Annexure 1 sets out the principal terms of the perpetual notes.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The perpetual notes will not be quoted. The perpetual notes constitute a subordinated and unsecured obligation of St.George. The perpetual notes are not transferable.
5	Issue price or consideration	NZ$7.65 million
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ongoing funding arrangements for the joint venture described in item 3 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 March 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
509,773,313	Ordinary shares
3,000,000	PRYMES
10,547	Redeemable preference borrower shares
359,095	Redeemable preference depositor shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2	Perpetual notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The perpetual notes do not bear interest nor carry any dividend rights.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ *A copy of any trust deed for the additional +securities*

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Company Secretary Date: 26/03/2004

Print name: Michael Bowan

== == == == ==

Conversion formula

On the occurrence of any of the events in paragraphs (a), (b), (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b), (c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y = the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

Annexure 1 - Principal terms of the perpetual notes

1 General Terms

The perpetual notes constitute a subordinated and unsecured obligation of St George Bank Limited ("**St George**").

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by the holder.

2 Redemption events

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue St George ordinary shares to Foodstuffs Retail Financial Services Limited ("**FRFSL**"). The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- the Australian Prudential Regulatory Authority ("**APRA**") determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;
- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital;
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up of St George Bank;

(d) where St George's retained earnings become negative.

RECEIVED
2004 MAY 20 A 11: 48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

St.George/Foodstuffs Joint Venture in New Zealand

Issue of Perpetual Note

The following information is disclosed to the ASX in accordance with Listing Rule 3.10.3.

As part of the joint venture between St.George Bank and the NZ Foodstuffs companies, St George Bank has established a New Zealand subsidiary (**"SGNZ"**) that holds a NZ banking licence. SGNZ operates the business of the joint venture (**"SGNZ retail banking business"**). RBNZ rules require a NZ registered bank to meet certain capital requirements from time to time.

The terms of the joint venture agreement provide for Foodstuffs Retail Financial Services Ltd (**"FRFSL"**), a Foodstuffs special purpose vehicle, to contribute to the capital requirements of the SGNZ retail banking business from time to time. In November 2002, St.George Bank and FRFSL entered into an arrangement under which FRFSL agreed to subscribe for perpetual notes St.George Bank issued from time to time. The proceeds of the notes are FRFSL's contribution to the capital requirements of SGNZ's retail banking business.

Due to Australian Prudential Regulatory Authority (APRA) requirements relating to characterising perpetual notes as Tier 1 capital, St.George Bank and FRFSL restructured the perpetual note arrangements to interpose St.George (Note Issuing Vehicle Only) Pty Ltd (STG (NIVO)), a St.George Bank fully owned subsidiary, between St.George Bank and FRFSL in relation to FRFSL's contributions to SGNZ retail banking business capital.

FRFSL will subscribe in cash for a perpetual note or notes STG (NIVO) issues from time to time dependant on the SGNZ retail banking business capital requirements. In turn, STG (NIVO) will use the cash it raises from issuing perpetual notes to FRFSL to subscribe for perpetual notes of the same face value St.George Bank will issue to STG (NIVO).

St.George Bank does not guarantee STG (NIVO)'s obligations.

Class of security	The perpetual notes are denominated in New Zealand dollars. The perpetual notes will not be quoted.
Issue price	In March 2004, St.George Bank proposes to issue STG (NIVO) with a NZ$7.65m note in consideration of receiving cash STG (NIVO) raises from issuing a NZ$7.65m note to FRFSL.
Purpose of the issue	The perpetual note will be issued to STG (NIVO) in connection with FRFSL's contribution to capitalising the SGNZ retail banking business in accordance with regulatory and SGNZ internal requirements.
Notes issued previously	In December 2002, St.George Bank issued a NZ$19m note to FRFSL. Under the restructure of the perpetual note arrangements, FRFSL has assigned that note to STG (NIVO) in consideration of STG (NIVO) issuing a note of the same value to FRFSL. St.George has not issued any other notes under the perpetual note arrangements.
Principal terms of the perpetual notes	The perpetual notes St.George Bank issues constitute a subordinated and unsecured obligation of St George Bank. The perpetual notes STG (NIVO) issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or FRFSL.

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;
- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

On the occurrence of any of the events in paragraphs (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y = the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

Approvals St George Bank is not required to seek security holder approval for the issue of the notes.

Security holders St.George Bank is not issuing the note to a particular class of security holders.

Michael Bowan
General Counsel & Secretary

news release

st.george

12 March, 2004
RE040304

NEW STERLING BENCHMARK BY ST.GEORGE OVERSUBSCRIBED

St.George Bank Limited announces the pricing in London on Thursday, 11 March of a new STG 200 million 3 year floating rate notes (FRNs) issue. With a coupon of STG LIBOR plus 10 basis points, the notes offered an investor margin of STG LIBOR plus 13 basis points, representing an issue price of 99.915%. The FRNs will be settled on 24 March and will mature on 26 March, 2007. Barclays Capital and HSBC Bank plc were Joint Lead Managers for the transaction.

Launched on Tuesday March 9, the issue met very strong demand from a broad range of investors in the United Kingdom, Europe and Asia and closed oversubscribed.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

FILE NO. 82-3809

RETHINK

st.george

news release

26 February 2004
Re70204

St.George Depositary Capital Securities

St.George has received queries from several media outlets and investment analysts arising from the release made today by National Australia Bank concerning its issues of securities known as ExCaps and TrUEPrS.

In response to those queries, St.George releases the following to the market.

St.George has not issued any securities in the nature of ExCaps or TrUEPrS. In 1997, St.George Funding LLC, a subsidiary of St.George Bank, issued Depositary Capital Securities ("DCS") to investors in the United States. St.George understands that the DCS are different in structure to ExCaps and TrUEPrS.

St.George has received questions from, and been in discussion with, the Australian Taxation Office concerning deductions claimed in respect of the DCS and has provided documents and responded to questions asked by the ATO. Details regarding dividends paid on the DCS may be found on page 52 of St.George's last concise annual report. The amount of primary tax relating to the deductions claimed (and to be claimed) for the period 1997-2003 is approximately $75M (approx $12M pa).

The ATO is considering the documents and information provided.

St.George obtained detailed opinions at the time of the issue and further opinions following the ATO's inquiries, and believes that the deductions in respect of the DCS were and remain properly claimable. Going forward, if legislation now before the Federal Parliament (the Taxation Laws Amendment Bill No 7) is passed in its current form St.George will incur a total tax charge in respect of the DCS of approximately $3M per annum for the period commencing 1 October 2003.

Steve McKerihan
Chief Financial Officer
St.George Bank Limited

Media contact:

Jeremy Griffith
General Manager - Corporate Relations
Tel: (02) 9236 1328 or
0411 259 432

Sean O'Sullivan
Head of Investor Relations
Tel: (02) 9236 3618

news release

st.george

10 February 2004
RE020204

St.George Announces Crusade Global Trust No. 1 of 2004

St.George Bank today announces the start of a marketing campaign for a proposed global mortgage backed securities issue under the Crusade securitisation programme.

The issue is to be known as Crusade Global Trust No.1 of 2004. The securities will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

Securities with an equivalent value of A$1.8 billion in total will be issued, with separate senior tranches of approximately US$1 billion and A$500 million and subordinated tranches of approximately A$32.3 million. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investors Service.

The USD issue will be Lead Managed by Credit Suisse First Boston, with Barclays Capital, JP Morgan and National Australia Bank, Hong Kong Branch as Co-Managers. The AUD Senior tranche will have Credit Suisse First Boston and St.George Bank as Joint Lead Managers.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news release

st.george

20 February 2004
RE040204

Crusade Global Trust No. 1 of 2004 Priced

St.George Bank Limited announced today the pricing in Sydney and in New York of Crusade Global Trust No. 1 of 2004, its seventh Global mortgage-backed securities issue (and twelfth overall) under the Crusade Securitisation Programme. The securities denominated in U.S dollars will be registered by the Securities and Exchange Commission of the U.S. and will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an A$ equivalent value of approximately A$2.0 billion will be issued. The US$1.0 billion senior A1 tranche was priced at 3 Month LIBOR plus 15 basis points. The A$700 million senior A2 tranche was priced at 3 Month BBSW plus 29 basis points. Two subordinated tranches totalling A$34.7 million are also being issued to Australian investors. It is expected the senior tranches will be rated AAA by Standard and Poor's and Aaa by Moody's Investor Service.

The US$ issue was Lead Managed by Credit Suisse First Boston, with Barclays Capital, JP Morgan and National Australia Bank, Hong Kong Branch, as Co-Managers. The A$ Senior tranche was Lead Managed by Credit Suisse First Boston and St.George Bank.

Media Inquiries:

Greg Kenny
General Manager, Group Treasury and Capital Markets
w +61 9 (2) 9320 5507
m +61 (0) 411 439 640

ENDS

FILE NO. 82-3809

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank PRYMES**
Date Sent:	28 January 2004

St.George Bank advises that in accordance with the Terms of Issue of the Bank's PRYMES, the Bank has declared a half yearly dividend of $3.21 per PRYMES to be paid 20 February 2004 with a record date for determination of entitlements of 6 February 2004.

Franking Credit – 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

FILE NO. 82-3809

RETHINK

st.george

news release

19 January, 2004
RE020104

NEW ST.GEORGE EURO CURRENCY BENCHMARK OVERSUBSCRIBED

St.George Bank Limited announced the pricing in London on Friday January 16th of its new Euro 500 million 3 year floating rate notes (FRNs) issue. With a coupon of Euribor plus 10 basis points, the issue price was set at 99.883%, representing a re-offer margin of Euribor plus 14 basis points. The FRNs will be settled on 29 January 2004 and will mature on 29 January, 2007. UBS was the sole Lead Manager for the transaction.

Launched on Thursday January 15th, the issue met very strong demand and was oversubscribed with allocations made to 33 individual investors.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Service and A+ by Fitch Ratings.

Media contact: Jeff Sheehan,
Chief Manager, Capital Markets
Tel. (02) 9320 5510
or 0412 251 194 (mobile)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED ("St.George")
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	23 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	50,000 shares (fully paid ordinary) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 December 2003
No. of securities held prior to change	25,000 shares
Class	Ordinary Fully Paid
Number acquired	25,000 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Value: $19.70 (estimated valuation being price at close of market on 29 December 2003). Consideration: Nil.

+ See chapter 19 for defined terms.

No. of securities held after change	50,000 shares (ordinary fully paid) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options issued under the Executive Performance Share Plan ("Awards"). Exercise price Nil.

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED ("St.George")	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mrs Gail Patricia Kelly
Date of last notice	31 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	25,000 shares (fully paid ordinary) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 December 2003
No. of securities held prior to change	25,000 shares (fully paid ordinary)
Class	Ordinary Fully Paid
Number acquired	N/A
Number disposed	25,000 shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	29/12/03 – 5,000 shares @ $19.80 30/12/03 – 14,000 shares @ $19.8036 31/12/03 – 6,000 shares @ $19.5375

+ See chapter 19 for defined terms.

No. of securities held after change	25,000 shares (ordinary fully paid) 1,000,000 options under the Executive Option Plan over the same number of unissued ordinary St.George shares, exercisable in three tranches yearly from 12 June 2004. Exercise price - $16.91 (plus premium representing the time value of money). Subject to performance hurdles.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,250,298
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	1. $19.44 2. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Shares issued under the St.George Bank Dividend Reinvestment Plan. 2. Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 3,250,056 shares – 19/12/2003 2. 242 shares – 22/12/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
509,770,159	Ordinary shares
3,000,000	PRYMES
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
1	Perpetual Note

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 31/12/2003

Secretary

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 December 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
506,519,861	Ordinary shares
3,000,000	PRYMES
10,547	Redeemable preference borrower share
359,095	Redeemable preference depositor share
1	Perpetual Note

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 29/12/2003

Print name: Rhonda Lee Quan

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Frank J Conroy
Date of last notice	4 December 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 7,867 shares (fully paid ordinary) Indirect 6,497 shares (fully paid ordinary) 63 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect Director of shareholder
Date of change	19 December 2003
No. of securities held prior to change	14,167 shares (fully paid ordinary) 63 PRYMES
Class	Fully Paid Ordinary
Number acquired	197 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.44 per share
No. of securities held after change	14,364 shares (fully paid ordinary) 63 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ST.GEORGE BANK LIMITED	
ABN 92 055 513 070	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Leonard F Bleasel
Date of last notice	4 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 36,628 shares (fully paid ordinary) 427 PRYMES
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19 December 2003
No. of securities held prior to change	35,710 shares (fully paid ordinary) 427 PRYMES
Class	Fully Paid Ordinary
Number acquired	918 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.44 per share
No. of securities held after change	36,628 shares (fully paid ordinary) 427 PRYMES
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	4 July 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 13,351 shares (fully paid ordinary) 11,265 shares (fully paid ordinary)*
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	* joint holding with spouse.
Date of change	19 December 2003
No. of securities held prior to change	23,999 shares (fully paid ordinary)
Class	Fully Paid Ordinary
Number acquired	617 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$19.44 per share
No. of securities held after change	24,616 shares (fully paid ordinary)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

st.george

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**New Issue of Shares – Dividend Reinvestment Plan (DRP)**

In reference to the dividend payment made to St.George Bank Shareholders on 19 December 2003, we advise that as a result of the DRP, 3,250,056 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation), will be issued with an issue price of $19.44 per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $63 million.

A combined dividend payment advice/holding statement will be dispatched to DRP participants on or before 6 January 2004.

Yours sincerely

Michael Bowan
General Counsel and Secretary

RETHINK

st.george

news release

23 December 2003
RE011203

SEALCORP Appoints New Chief Executive Officer

St.George today announced the appointment of Mr Geoffrey Lloyd as its new Chief Executive Officer of SEALCORP.

Mr Lloyd has a strong background in the wealth management industry having held senior positions at BT Finance Group over the past nine years, where he was most recently Head of Customer and Business Services.

In this role Mr Lloyd was responsible for leading over 1200 people and had key accountability for people, operations, administration, IT systems and customer service.

Mr Paul Fegan, St.George Group Executive Wealth Management said, "We are very pleased to secure a senior executive of Geoff's broad experience and talent."

"Geoff's commercial drive and experience together with his strategic ability and an excellent overall understanding of the broader financial services industry made him an outstanding choice for the role to lead SEALCORP through the next growth phase and take advantage of emerging opportunities in the industry," Mr Fegan said.

Mr Lloyd accepted the role today and will commence as SEALCORP CEO early in 2004.

Mr Lloyd commenced his career at the Australian Securities Commission before moving to the then Bankers Trust Australia Limited where he became Chief Legal Counsel in 1998.

He is an active participant in industry bodies and associations, in particular the Investment and Financial Services Association.

Mr Lloyd holds a Master of Laws UTS and is admitted as Barrister of the Supreme Court of Queensland, Barrister and Solicitor of the High Court of Australia and a Solicitor of the Supreme Court of New South Wales.

SEALCORP was acquired by the St.George Group in 1998 and has grown to become a major provider of investment solutions to the financial advisory market. It is Australia's leading provider of innovative financial products and services. As at 30 September 2003, the St.George Group had total managed funds of $19.8 billion.

Media contact: St.George Corporate Relations, Tel: (02) 9236 1328

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme MacarthurCook Limited

ACN/ARSN 009 110 463

1. Details of substantial holder (1)

Name St.George Bank Limited

ACN/ARSN (if applicable) 005 513 070

The holder became a substantial holder on 22 /12 /03

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	3,735,500	3,735,500	19.71

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ascalon Capital Managers	Registered Holder	3,735,500
Limited		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ascalon Capital	Ascalon Capital	Ascalon Capital	Ord 3735500
Managers Limited	Managers Limited	Managers Limited	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ascalon Capital	22/12/03	2549478		Ord 3735500
Managers Limited				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Ascalon Capital Managers Limited	Subsidiary

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
St.George Bank Limited	Level 4, 4-16 Montgomery Street Kogarah NSW 2217
Ascalon Capital Managers Limited	Level 4, 4-16 Montgomery Street Kogarah NSW 2217

Signature

print name Michael Harold See Bowan capacity Secretary

sign here [signature] date 23 / 12 / 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

FILE NO. 82-3809

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages(Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan**
Date Sent:	23 December 2003

The issue price in respect of shares to be issued under the Bank's Dividend Reinvestment Plan for the Bank's final dividend (paid 19 December 2003) will be $19.44.

Further details with regard to the allocation of shares under the DRP will be announced by 10.00 am tomorrow morning.

Yours sincerely

Michael Bowan
General Counsel and Secretary